Exhibit 2.1

EXECUTION COPY

AGREEMENT AND PLAN OF MERGER

among

INVESTOOLS INC.,

THINKORSWIM GROUP, INC.

and

ATOMIC ACQUISITION CORP.

Dated as of September 18, 2006

i

EXHIBITS

EXHIBIT A	—	Forms of Stockholders’ Agreement
EXHIBIT B	—	Form of Sosnoff Executive Employment Agreement
EXHIBIT C	—	Form of Sheridan Executive Employment Agreement

Index of Defined Terms

Action	8.4
Acquisition Proposal	4.2(a)
Advisors	2.7(f)
Affiliate	8.4
Affiliated Group	2.16(d)
Agreement	Preamble
Approvals	2.1(a)
Beneficial owner	8.4
Business Day	8.4
Certificate of Merger	1.2
Certificates	1.13(c)
CFTC	8.4
Closing	1.15
Closing Date	1.15
Code	1.13(h)
Common Per Share Consideration	1.6(b)
Company	Preamble
Company Capital Stock	1.6(a)
Company Common Stock	1.6(a)
Company Disclosure Schedule	8.4
Company Employees	2.12(a)
Company Material Adverse Effect	8.4
Company Representatives	4.2(a)
Company Shareholder Approval	4.11
Company Statement	1.8(a)
Company Transaction Expenses	8.4
Competitive Business	4.15(a)
Confidentiality Agreement	4.6(b)
Contract	8.4
Control	8.4
Controlled Group	2.12(c)
Court	8.4
DGCL	Recitals
Dissenting Shares	1.9
Dissenting Stockholder	1.9
Effective Time	1.2
Employee Plans	2.12(a)
End Date	6.1(b)
ERISA	2.12(a)
Escrow Agreement	4.16(b)
Escrow Agent	1.13(c)
Escrow Amount	1.13(e)
Escrow Claims Notice	7.4(d)
Escrow Fund	1.13(a)
Estimated Working Capital	1.8(a)
Exchange Act	3.7(a)
Executive Employment Agreements	4.18
Financial Statements`	2.8

v

Financing	4.14
Final Working Capital	1.8(a)
Foreign Competition Laws	8.4
GAAP	2.8
Governmental Authority	8.4
HSR Act	2.5(b)
Indebtedness	8.4
Infringes	2.17(d)
Intellectual Property	8.4
Knowledge	8.4
Law	8.4
Lien	8.4
Litigation	8.4
Losses	7.3(a)
Material Contracts	2.6(a)
Merger	Recitals
Merger Consideration	1.6(e)
Merger Sub	Preamble
Merger Sub Common Stock	1.12
NASD	8.4
Neutral Firm	1.8(a)
Option Consideration	1.10(a)
Order	8.4
Outstanding Stock Options	2.3(a)
Parent	Preamble
Parent Acquisition	4.21(a)
Parent Common Stock	1.6(b)
Parent Disclosure Schedule	8.4
Parent Financial Statements	3.7(b)
Parent Indemnified Person	7.3(a)
Parent Indemnified Persons	7.3(a)
Parent Material Adverse Effect	8.4
Parent SEC Documents	3.7(a)
Parent Stockholders Meeting	4.5
Parent Stockholder Approvals	4.5
Paying Agent	8.4
PBGC	2.12(e)
Person	8.4
Potential 280G Benefits	4.11
Preferred Stock	1.6(a)
Proxy Statement	3.8
Real Property	2.15(b)
Regulation	8.4
Related Agreements	8.4
Restricted Period	4.15(a)
Rule 1017 Request	5.1(d)
SEC	2.5(b)
Securities Act	2.3(c)
Series A Consideration	1.6(c)
Series A Preferred	1.6(a)

Series B Consideration	1.6(d)
Series B Preferred	1.6(a)
Sheridan	4.15(a)
Software	8.4
Sosnoff	4.15(a)
Stock-Based Rights	2.3(c)
Stock Consideration	1.6(f)
Stock Issuance	8.4
Stock Option	1.10(c)
Stock Option Plan	1.10(c)
Stockholder	8.4
Stockholder Consents	Recitals
Stockholders’ Agent	7.6(a)
Stockholders’ Agreement	4.17
Subsidiary	8.4
Surviving Corporation	1.1
Systems	8.4
Tail Indemnitees	4.21(b)
Tax	2.16
Tax Claim	8.1(b)
Tax Returns	2.16
Taxes	2.16
Termination Fee	6.2(b)
thinkorswim	2.7(e)
Transfer Taxes	8.1(f)
Voting Agreement	Recitals
WARN	2.13(b)

AGREEMENT AND PLAN OF MERGER

AGREEMENT AND PLAN OF MERGER, dated as of September 18, 2006 (the “Agreement”), among INVESTools Inc., a Delaware corporation (“Parent”), Atomic Acquisition Corp., a Delaware corporation and a wholly-owned subsidiary of Parent (“Merger Sub”), and thinkorswim Group, Inc., a Delaware corporation (the “Company”).

WHEREAS, the Boards of Directors of Parent, Merger Sub and the Company have each determined that it is in the best interests of their respective stockholders for Parent to acquire the Company upon the terms and subject to the conditions set forth herein;

WHEREAS, the Boards of Directors of Merger Sub and the Company have each approved the merger (the “Merger”) of Merger Sub with and into the Company, in accordance with Section 251 of the Delaware General Corporation Law (the “DGCL”) and subject to the conditions set forth herein, which Merger will result in, among other things, the Company becoming a wholly-owned subsidiary of Parent;

WHEREAS, the Board of Directors of Merger Sub and the Company have unanimously (i) approved and declared the Merger advisable upon the terms and subject to the conditions set forth in this Agreement and (ii) recommended the approval of the Merger and this Agreement by the stockholders of Merger Sub or the Company, as applicable;

WHEREAS, the Board of Directors of Parent has unanimously (i) approved and declared the Merger advisable upon the terms and subject to the conditions set forth in the Agreement and (ii) authorized the issuance of the Stock Consideration (as defined herein);

WHEREAS, as a condition to the willingness of, and an inducement to, Parent and Merger Sub to enter into this Agreement, each holder of Company Capital Stock (as defined herein) that holds shares representing 3% or more of the outstanding shares of any class or series of Company Capital Stock has entered into a Voting Agreement, dated as of the date hereof (the “Voting Agreement”), pursuant to which, among other things, (a) holders of Company Capital Stock have executed and delivered, in accordance with the requirements of the DGCL, a written consent effective immediately following execution of this Agreement with respect to shares of Company Capital Stock owned by them or which they have the right to vote, in favor of the approval of this Agreement and the Merger (“Stockholder Consents”) and (b) each of the stockholders party thereto has agreed, subject to the terms thereof, to vote all shares of Company Capital Stock owned by each of them in favor of the approval of this Agreement and the Merger;

NOW, THEREFORE, in consideration of the foregoing and the mutual representations, warranties, covenants and agreements herein contained, and intending to be legally bound hereby, Parent, Merger Sub and the Company hereby agree as follows:

ARTICLE I
THE MERGER

Section 1.1.   The Merger.   At the Effective Time (as defined herein) and subject to and upon the terms and conditions of this Agreement and in accordance with Section 251 of the DGCL, (a) Merger Sub shall be merged with and into the Company, (b) the separate corporate existence of Merger Sub shall cease, and (c) the Company shall, as the surviving corporation in the Merger, continue its existence under Delaware law as a wholly-owned subsidiary of Parent. The Company as the surviving corporation after the Merger is hereinafter sometimes referred to as the “Surviving Corporation”.

Section 1.2.   Effective Time.   As promptly as practicable after the satisfaction or waiver of the conditions set forth in Article V, the parties hereto shall cause the Merger to be consummated by filing a certificate of merger (the “Certificate of Merger”) with the Secretary of State of the State of Delaware in such form as required by and executed in accordance with the relevant provisions of the DGCL (the date and time of such filing, or such later date and time as may be specified in such filing by mutual agreement of Parent, Merger Sub and the Company, being the “Effective Time”).

Section 1.3.   Effect of the Merger.   At the Effective Time, the effect of the Merger shall be as provided in the applicable provisions of the DGCL. Without limiting the foregoing, from and after the Effective Time, the Surviving Corporation shall have all the properties, rights, privileges, purposes, and powers and debts, duties, and liabilities of the Company.

Section 1.4.   Certificate of Incorporation; Bylaws.   Following the Effective Time, the certificate of incorporation of Merger Sub shall be the certificate of incorporation of the Surviving Corporation until thereafter changed or amended in accordance with the provisions thereof and applicable Law. Following the Effective time, the bylaws of Merger Sub shall be the bylaws of the Surviving Corporation until thereafter changed or amended in accordance with the provisions thereof and applicable Law. True and correct copies of the certificate of incorporation and by-laws of Merger Sub as of the date of this Agreement are set forth in Section 1.4 of the Parent Disclosure Schedule.

Section 1.5.   Directors and Officers.   The directors of Merger Sub immediately prior to the Effective Time shall be the initial directors of the Surviving Corporation, each to hold office in accordance with the certificate of incorporation and the bylaws of the Surviving Corporation until their respective successors are duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the Surviving Corporation’s certificate of incorporation and bylaws. The officers of Merger Sub immediately prior to the Effective Time shall be the initial officers of the Surviving Corporation.

Section 1.6.   Conversion of Company Capital Stock; Merger Consideration.   At the Effective Time, by virtue of the Merger and without any action on the part of the parties hereto or the holders of the following securities:

(a)        Subject to the provisions of this Article I and Article VII, (i) each share of common stock, par value $0.001, of the Company (the “Company Common Stock”) issued and outstanding immediately prior to the Effective Time (other than any shares of Company Common Stock to be canceled pursuant to Section 1.7 and Dissenting Shares (as defined herein)) will be cancelled and converted automatically into the right to receive the Common Per Share Consideration (as defined herein), without interest, (ii) each share of Series A Preferred Stock, par value $0.001 per share (“Series A Preferred”), will be cancelled and converted automatically into the right to receive the Series A Consideration (as defined herein), (iii) each share of Series B Preferred Stock, par value $0.001 per share (“Series B Preferred”, and together with the Series A Preferred, the “Preferred Stock”, and the Preferred Stock, together with the Company Common Stock, the “Company Capital Stock”), will be converted automatically into the right to receive the Series B Consideration (as defined herein) and (iv) each Stock Option will be cancelled and converted into the right to receive the applicable Option Consideration (as defined herein). Each holder of a certificate representing any such Company Capital Stock shall cease to have any rights with respect thereto, except the right to receive, subject to this Article I and Article VII, the applicable consideration to be paid upon surrender of such certificate in accordance with Section 1.13 hereof.

(b)        The “Common Per Share Consideration” shall equal, per share of Company Common Stock, $130.109276 in cash (subject to any adjustments made pursuant to Section 1.8 hereof) and 14.621796 fully paid and nonassessable shares of common stock, par value $0.01 per share of Parent (“Parent Common Stock”), payable to the holder thereof, without interest and less any withholding taxes.

(c)        The “Series A Consideration” shall equal, per share of Series A Preferred, $151.960850 in cash (subject to any adjustments made pursuant to Section 1.8 hereof) and 17.077497 fully paid and nonassessable shares of Parent Common Stock, payable to the holder thereof, without interest and less any withholding taxes.

(d)        The “Series B Consideration” shall equal, per share of Series B Preferred, $130.109276 in cash (subject to any adjustments made pursuant to Section 1.8 hereof) and 14.621799 fully paid and nonassessable shares of Parent Common Stock, payable to the holder thereof, without interest and less any withholding taxes.

(e)        The “Merger Consideration” shall equal the aggregate of (i) the Series A Consideration multiplied by the number of shares of Series A Preferred issued and outstanding as of the date hereof, (ii) the Series B Consideration multiplied by the number of shares of Series B Preferred issued and outstanding as of the date hereof, (iii) the Common Per Share Consideration multiplied by the number of shares (excluding the shares to be cancelled pursuant to Section 1.7) of Company Common Stock issued and outstanding as of the date hereof, (iv) the Option Consideration (as defined in Section 1.10) and (v) the Additional Consideration (as defined in Section 1.11).

(f)         The Parent Common Stock constituting a portion of the Merger Consideration is referred to herein as the “Stock Consideration”. The Stock Consideration shall be subject to equitable adjustment for any stock split, stock dividend, combination or recapitalization of the Parent Common Stock following the date hereof.

(g)        Notwithstanding the foregoing, but subject to Section 1.8(b) and (c), in no event shall the Merger Consideration exceed $170,000,000 in cash and, subject to Section 1.6(f), 19,104,762 shares of Parent Common Stock), plus (x) the aggregate amount of all cash dividends, distributions and payments paid to the securityholders of the Company pursuant to Section 4.1(c)(ii) after the date hereof but on or prior to the Closing Date, plus (y) the Additional Consideration.

Section 1.7.   Cancellation of Treasury Stock.   Each share of the Company Common Stock owned by the Company or any direct or indirect Subsidiary of the Company, if any, immediately prior to the Effective Time, shall be canceled and extinguished without any conversion thereof and no payment or distribution shall be made with respect thereto.

Section 1.8.   Working Capital Adjustment.

(a)        Set forth in Section 1.8 of the Company Disclosure Schedule is the Company’s good faith estimate of the working capital (“Estimated Working Capital”) of the Company and its consolidated subsidiaries as of the date hereof, subject to accounting principles, methodologies, procedures and classifications as set forth in Section 1.8(a) of the Company Disclosure Schedule (“Company’s Statement”), and copies of all documentary evidence reasonably necessary or helpful to substantiate such calculation. Parent shall have an opportunity to fully investigate and substantiate the Company’s Statement for a period of 90 days, during which period Parent and its agents shall have reasonable access, during normal business hours and upon reasonable notice, to the books and records, the financial systems and finance personnel and any other relevant information of the Company to the extent reasonably necessary to review the Company’s Statement, and the Company agrees to promptly and fully cooperate in any such process as reasonably requested by Parent. If Parent agrees in writing with the Company’s estimate, such estimate shall be the “Final Working Capital.” If Parent contests such estimate, the parties shall discuss and negotiate in good faith to resolve any dispute and agree upon the Final Working Capital. If the parties are unable to resolve such dispute by the Closing Date, the matter will be submitted for resolution to a nationally-recognized independent public accounting firm reasonably satisfactory to both Parent and the Company (the “Neutral Firm”), and the Closing Date will be delayed but in no event later than the End Date (as defined herein) pending resolution of the dispute. The Neutral Firm shall determine the Final Working Capital as of the date hereof. The determination by the Neutral Firm shall be binding on both parties. The Company agrees to provide the Neutral Firm all reasonable cooperation and access to books and records and personnel of the Company and its Subsidiaries. The fees and disbursements of the Neutral Firm shall be allocated equally between Parent and the Company. The Estimated Working Capital and Final Working Capital shall have the meaning and be calculated in accordance with Section 1.8 of the Company Disclosure Schedule.

(b)        If the Final Working Capital as of the date hereof, as finally determined pursuant to this Section 1.8, exceeds the sum of (i) $5,000,000, plus (ii) the aggregate amount of all cash dividends, distributions and payments paid to the securityholders of the Company pursuant to Section 4.1(c)(ii) after the date hereof but on or prior to the Closing Date, Parent shall pay to the Paying Agent the aggregate amount of such excess in accordance with Section 1.13 hereof and such excess shall be considered to be part of the Merger Consideration. If the Final Working Capital as of the date hereof, as finally determined pursuant to this Section 1.8, is less than the sum of (i) $5,000,000, plus (ii) the aggregate amount of all cash dividends and distributions paid to the stockholders of the Company pursuant to Section 4.1(c)(ii) after the date hereof but on or prior to the Closing Date, then the Merger Consideration payable by Parent pursuant to Section 1.13 shall be reduced by such deficit.

(c)        In the event that the Merger Consideration is increased or decreased because of adjustments made pursuant to Section 1.8, such increase or decrease shall be allocated ratably among the Series A Consideration, Series B Consideration and Common Per Share Consideration, as applicable, and any reference to the Common Per Share Consideration, the Series A Consideration or the Series B Consideration shall be deemed to mean such defined term as adjusted by this Section 1.8.

Section 1.9.   Dissenting Shares.   Notwithstanding anything in this Agreement to the contrary, if any Stockholder shall demand to be paid the “fair value” of such holder’s shares of Company Common Stock, as provided in Section 262 of the DGCL (such Stockholder a “Dissenting Stockholder”), such shares (the “Dissenting Shares”) shall not be converted into or exchangeable for the right to receive the Merger Consideration except as provided in this Section 1.9, and the Company shall give Parent notice thereof and Parent shall have the right to participate in all negotiations and proceedings with respect to any such demands. Neither the Company nor the Surviving Corporation shall, except with the prior written consent of Parent, voluntarily make any payment with respect to, or settle or offer to settle, any such demand for payment. If any Dissenting Stockholder shall fail to perfect or shall have effectively withdrawn or lost the right to dissent, the shares of Company Common Stock held by such Dissenting Stockholder shall thereupon be treated as though such shares had been converted into the Merger Consideration pursuant to Section 1.6. Parent shall contribute or cause to be contributed to the Surviving Corporation funds sufficient from time to time to make all payments with respect to the Dissenting Shares.

Section 1.10.   Stock Options.

(a)        Each Stock Option (as defined herein) that is outstanding and unexercised immediately prior to the Effective Time, and that is not then vested and exercisable, shall become fully vested and exercisable on an accelerated basis immediately prior to the Effective Time. As of the Effective Time and in accordance with the terms of the Stock Option Plan (as defined herein), each Stock Option that is outstanding and unexercised immediately prior to the Effective Time shall be cancelled in exchange for the right to receive from Parent or the Surviving Corporation consideration (the aggregate of such payments being the “Option Consideration”) equal to the difference of (i) the product of (x) the excess (if any) of (A) the Common Per Share Consideration over (B) the exercise price per share of Company Common Stock for such Stock Option times (y) the number of shares of Company Common Stock underlying such Stock Option, minus (ii) applicable withholding taxes, minus (iii) the portion of the Escrow Fund to be deposited in the Escrow Fund on such holder’s behalf pursuant to Section 1.13(c). Each holder of Stock Options cancelled in accordance with this Section 1.10(a) shall, as of the Effective Time, cease to have any rights with respect thereto, other than the right to receive the stock and cash payment pursuant to this Section 1.10(a) attributable to such cancelled Stock Option. The Option Consideration issued to each holder of Stock Options cancelled in accordance with this Section 1.10(a) shall be in the same proportion of cash and Parent Common Stock as issued to a holder of Company Common Stock pursuant to Section 1.6(a).

(b)        Prior to the Effective Time, the Company shall (i) take all lawful and commercially reasonable actions (including, without limitation, obtaining all necessary consents and waivers from the holders of Stock Options) necessary to give effect to the transactions contemplated by Section 1.10(a) and (ii) take all lawful and commercially reasonable actions necessary such that, on and after the Effective Time, the Stock Option Plan shall be cancelled, the Stock Options shall cease to represent the right to purchase Company Common Stock and no Stock Option holder shall have any right or option to purchase Company Common Stock or any other equity security of the Company, Parent, or the Surviving Corporation (in each case, without the creation of any additional liability of the Company or any of its Subsidiaries).

(c)        A “Stock Option” is any option or warrant to purchase Company Common Stock granted under any stock option plan or other equity-related plan of the Company or any of its subsidiaries to employees, directors or consultants, including options issued under the Company’s 2000 Stock Option and Grant Plan adopted June 30, 2000, as amended (the “Stock Option Plan”), whether vested or not.

Section 1.11.   Additional Consideration.

(a)        If the Trading Price of the Parent Common Stock is less than $8.75 as of any Freely Transferable Date, Parent shall promptly issue, to each Stockholder (or permitted transferee thereof) holding Parent Common Stock, for each share of Parent Common Stock held by such holder that is then becoming Freely Transferable, an additional fractional share of Parent Common Stock equal to the product of (i) 40.68%, multiplied by (ii) the excess of $8.75 over the Trading Price, divided by (iii) the Trading Price. The aggregate number of shares of Parent Common Stock to be issued to each such holder shall be rounded to the nearest whole number.

(b)        (i)   “Trading Price” shall mean the average closing bid price, weighted by daily trading volume, both numbers as reported by NASDAQ, during the twenty (20) consecutive trading days immediately preceding the Freely Transferable Date. For purposes of this Section 1.11, if the “Trading Price” is less than $8.00 then it shall be deemed to be $8.00.

(ii)       “Freely Transferable”, in respect of any particular share of Parent Common Stock received as Merger Consideration, shall mean that the transfer restrictions set forth in Section 2.1 of the Stockholders’ Agreement are no longer applicable.

(iii)      “Freely Transferable Date” shall mean, (x) in respect of Persons other than Tom Sosnoff and Scott Sheridan, the date that is six months after the Effective Date (or such later date when a Form S-3 shelf registration statement is first effective with respect to shares of Parent Common Stock received by such Persons as Merger Consideration) and (y) in respect of Tom Sosnoff and Scott Sheridan, each of the first and second anniversaries of the Effective Date as to 35% of the number of shares of Parent Common Stock constituting a portion of the Merger Consideration received by them and the third anniversary thereof as to 30% of the number of such shares (or in each case such later date when a Form S-3 shelf registration statement is first effective with respect to such percentage of shares of Parent Common Stock received by such Persons as Merger Consideration).

(c)        On or prior to any Freely Transferable Date, Parent shall deliver a statement to each Stockholder holding Parent Common Stock then becoming Freely Transferable with details of the calculation of the “Trading Price” and the number of additional shares of Parent Common Stock, if any, each Stockholder will be issued as Additional Consideration.

Section 1.12.   Capital Stock of Merger Sub.   Each share of common stock, par value $0.01 per share, of Merger Sub (“Merger Sub Common Stock”) issued and outstanding immediately prior to the Effective Time shall be automatically converted into one validly issued, fully paid and nonassessable share of common stock of the Surviving Corporation and shall thereafter constitute all of the issued and outstanding capital stock of the Surviving Corporation, all of which will be owned by Parent. Each stock certificate representing any shares of Merger Sub Common Stock shall continue after the Effective Time to represent ownership of such shares of capital stock of the Surviving Corporation.

Section 1.13.   Surrender and Exchange of Certificates.

(a)        Paying Agent.   Prior to the Effective Time, Parent shall designate a bank or trust company, reasonably acceptable to the Company, to act as the Paying Agent in the Merger.

(b)        Parent to Provide Merger Consideration.   When and as needed, Parent shall deposit with the Paying Agent, in trust for the benefit of holders of shares of Company Capital Stock, at or prior to the Effective Time, the Merger Consideration (as adjusted pursuant to Section 1.8), less the amount to be deposited into an escrow fund (the “Escrow Fund”) pursuant to Section 1.13(c). Parent agrees to make available to the Paying Agent, from time to time as needed, additional cash sufficient to pay cash in lieu of fractional shares pursuant to Section 1.13(i) and any dividends and other distributions pursuant to Section 1.13(j). At any time following six months after the Effective Time, all cash and certificates deposited with or made available to the Paying Agent pursuant to this Section 1.13(b), which remains undistributed to the holders of the Certificates representing shares of Company Capital Stock, shall be delivered to Parent upon demand, and thereafter such holders of unexchanged shares of Company Capital Stock shall be entitled to look to Parent (subject to abandoned property, escheat or other similar laws) only as general creditors thereof with respect to the Merger Consideration for payment upon due surrender of their Certificates.

(c)        Exchange Procedures.   Promptly after the Effective Time, the Surviving Corporation shall cause to be mailed or delivered to each holder of record of a certificate or certificates (the “Certificates”) that represented as of the Effective Time outstanding shares of Company Capital Stock to be exchanged pursuant to Section 1.6, a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates to the Paying Agent and shall be in such form and have such other provisions as Parent may reasonably specify, including acknowledgement of the provisions of Article VII) and instructions for use in effecting the surrender of the Certificates in exchange for payment of the applicable Merger Consideration therefor. Upon surrender of a Certificate to the Paying Agent, together with such letter of transmittal, duly completed and validly executed in accordance with the instructions thereto, and such other documents as may be reasonably required pursuant to such instructions, the holder of such Certificate shall be entitled to receive in exchange therefor (i) one or more shares of Parent Common Stock (which shall be in uncertificated book-entry form unless a physical certificate is requested) representing, in the aggregate, the whole number of shares that such holder has the right to receive pursuant to Section 1.6 (after taking into account all shares of Company Capital Stock then held by such holder) and (ii) a check for the cash portion of the Merger Consideration represented by such Certificate (less the portion of the Escrow Fund to be deposited in the Escrow Fund on such holder’s behalf pursuant to this Section 1.13(c)). No interest will be paid or will accrue on any cash payable for the cash portion of the Merger Consideration or pursuant to Section 1.13(i) or Section 1.13(j). The Certificate so surrendered shall forthwith be canceled. At the Effective Time, and subject to and in accordance with the provisions of Article VII, Parent shall pay to the escrow agent under the Escrow Agreement (the “Escrow Agent”) on behalf of the Stockholders, the Escrow Amount, which shall be held by the Escrow Agent as nominee for the Stockholders. The Escrow Fund shall be beneficially owned by such Stockholders and shall be held in escrow and shall be available to indemnify the Parent Indemnified Persons as provided in Article VII.

(d)        The parties hereby acknowledge and agree that the Escrow Fund shall be treated as an installment obligation for purposes of Section 453 of the Code, and no party shall take any action or filing position inconsistent with such characterization. The parties further agree that, consistent with Proposed Treasury Regulation Section 1.468B-8, for Tax reporting purposes, all interest or other income earned from the investment of the Escrow Fund or any portion thereof in any Tax year (including capital gains and losses) shall be reported as allocated to Parent until the distribution of the Escrow Fund (or portions thereof) is determined and thereafter to Parent and the Stockholders in accordance with their respective interests in the Escrow Fund consistent with Proposed Treasury Regulation Section 1.468B-8. The parties hereby agree that Parent shall be entitled to an annual distribution from the Escrow Fund on the last business day of the year (in the manner specifically provided in the Escrow Agreement) in an amount equal to 40% of the interest and other income (including capital gains and losses) earned from all or a portion of the Escrow Fund which is reported by the Escrow Agent as allocated to Parent.

(e)        Escrow Amount.   The “Escrow Amount” shall be equal to the sum of (i) $8,000,000 in cash, plus (ii) $400,000, as the estimated amount of court costs and legal fees to be incurred after the Effective Time in connection with the Litigations set forth in Section 7.3(a)(iii) of the Company Disclosure Schedule, plus (iii) when and if available in cash to the Surviving Corporation, the net cash proceeds received in connection with such Litigations, plus (iv) when and if available in cash to the Surviving Corporation, the amount of the federal income Tax refund attributable to the carryback created by the expenses relating to Stock Options granted under the Stock Option Plan (or any predecessor plan).

(f)         Payment to Registered Holders.   If any portion of the Merger Consideration is to be paid to a Person other than the Person in whose name the Certificate surrendered in exchange therefor is registered, it will be a condition to such payment that (i) the Certificate so surrendered will be properly endorsed and otherwise in proper form for transfer and (ii) the Person requesting such exchange will have paid any transfer or other Taxes required by reason of such payment in a name other than the registered holder of the Certificate surrendered or established to the satisfaction of Parent, or any agent designated by Parent, that such Tax has been paid or is not applicable.

(g)        No Liability.   Notwithstanding anything to the contrary in this Agreement, none of the Paying Agent, Parent, Merger Sub or the Surviving Corporation shall be liable to a holder of a Certificate for any amount delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law. If any Certificate has not been surrendered prior to five years after the Effective Time (or immediately prior to such earlier date on which the Merger Consideration in respect of such Certificate would otherwise escheat to or become the property of any Governmental Authority), any Merger Consideration or other shares, cash, dividends, distributions or other things of value in respect of such Certificate shall, to the extent permitted by applicable law, become the property of the Surviving Corporation, free and clear of all claims or interests of any Person, whether previously entitled thereto or not.

(h)        Withholding of Tax.   The Surviving Corporation or the Paying Agent will be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to any holder of Company Capital Stock such amounts as the Surviving Corporation or the Paying Agent shall determine in good faith they are required to deduct and withhold with respect to the making of such payment under the U.S. Internal Revenue Code of 1986, as amended from time to time (the “Code”), and the regulations promulgated and rulings issued thereunder, or any provision of federal, state, local or foreign Laws relating to Taxes. To the extent that amounts are so withheld by the Surviving Corporation or the Paying Agent, such withheld amounts will be treated for all purposes of this Agreement as having been paid to the holder of the Company Capital Stock in respect of whom such deduction and withholding were made by the Surviving Corporation or the Paying Agent.

(i)         No Fractional Shares of Parent Common Stock.

(i)         No certificates or scrip or shares of Parent Common Stock representing fractional shares of Parent Common Stock or book entry credit of the same shall be issued upon the surrender for exchange of Certificates and such fractional share interests will not entitle the owner thereof to vote or to have any rights of a stockholder of Parent or a holder of shares of Parent Common Stock.

(ii)       Notwithstanding any other provision of this Agreement, each holder of shares of Company Capital Stock exchanged pursuant to the Merger who would otherwise have been entitled to receive a fraction of a share of Parent Common Stock (after taking into account all Certificates delivered by such holder) shall receive, in lieu thereof, cash (without interest) in an amount equal to the product of (i) such fractional part of a share of Parent Common Stock multiplied by (ii) $9.00. As promptly as practicable after the determination of the amount of cash, if any, to be paid to holders of fractional interests, the Paying Agent shall so notify Parent, and Parent shall cause the Surviving Corporation to deposit such amount with the Paying Agent and shall cause the Paying Agent to forward payments to such holders of fractional interests subject to and in accordance with the terms hereof.

(j)         Distributions with Respect to Unexchanged Shares.   No dividends or other distributions declared or made with respect to shares of Parent Common Stock with a record date after the Effective Time shall be paid to the holder of any unsurrendered Certificate (of Company Capital Stock) that such holder would be entitled to receive upon surrender of such Certificate until such holder shall surrender such Certificate in accordance with Section 1.13(c). Subject to the effect of applicable laws, following surrender of any such Certificate, there shall be paid to such holder of shares of Parent Common Stock issuable in exchange therefor, without interest, (a) promptly after the time of such surrender, the amount of dividends or other distributions, with a record and payment date after the Effective Time but prior to such surrender, payable with respect to such shares of Parent Common Stock and (b) at the appropriate payment date, the amount of dividends or other distributions, with a record date after the Effective Time but prior to such surrender and a payment date subsequent to such surrender, payable with respect to such shares of Parent Common Stock.

Section 1.14.   Further Ownership Rights in Company Common Stock.   The applicable Merger Consideration paid upon the surrender for exchange of Certificates in accordance with the terms of this Article I (including amounts paid into the Escrow Fund pursuant to Article VII) shall be deemed to have been paid in full satisfaction of all rights pertaining to such Company Capital Stock (including any rights to receive accumulated but undeclared dividends on such Company Capital Stock, if any). At the Effective Time, the stock transfer books of the Company shall be closed, and thereafter there shall be no further registration of transfers of shares of Company Capital Stock on the records of the Surviving Corporation. From and after the Effective Time, the holders of Certificates representing ownership of shares of Company Capital Stock outstanding shall cease to have any rights with respect to such shares of Company Capital Stock (including any rights to receive accumulated but undeclared dividends on such Company Capital Stock, if any) except as otherwise provided for herein. If, after the Effective Time, Certificates are presented to the Surviving Corporation for any reason, they shall be canceled and exchanged as provided in this Article I.

Section 1.15.   Closing.   Unless this Agreement shall have been terminated and the transactions contemplated by this Agreement abandoned pursuant to the provisions of Article VI, and subject to the provisions of Article V, the closing of the Merger (the “Closing”) will take place at 10:00 a.m. (Eastern time) on a date (the “Closing Date”) to be mutually agreed upon by the parties, which date shall be not later than the third Business Day after all the conditions set forth in Article V shall have been satisfied (or waived in accordance with Section 6.5), unless another time and/or date is agreed by the parties hereto. The Closing shall take place at the offices of Simpson Thacher & Bartlett LLP, 425 Lexington Avenue, New York, New York or such other place as the parties hereto otherwise agree.

Section 1.16.   Lost, Stolen or Destroyed Certificates.   In the event any Certificates representing Company Capital Stock shall have been lost, stolen or destroyed, the Paying Agent shall pay in exchange for such lost, stolen or destroyed Certificates, upon the making of an acceptable affidavit of that fact by the holder thereof and the delivery of such other documents reasonably requested by the Paying Agent, the applicable Merger Consideration; provided, however, that Parent may, in its discretion and as a condition precedent to the payment thereof, require the owner of such lost, stolen or destroyed certificates to deliver a bond in such sum as it may reasonably direct as indemnity against any claim that may be made against Parent or the Paying Agent with respect to the Certificates alleged to have been lost, stolen or destroyed.

ARTICLE II
REPRESENTATIONS AND WARRANTIES OF THE COMPANY

The Company hereby represents and warrants to Parent and Merger Sub that as of the date hereof and as of the Closing Date the statements contained in this Article II are true and correct as of the date of this Agreement, except to the extent such representations and warranties are specifically made as of a particular date (in which case such representations and warranties will be true and correct as of such date).

Section 2.1.   Organization and Qualification; Subsidiaries.

(a)        The Company is a corporation duly organized, validly existing and in good standing under Delaware law and has all the requisite corporate power and authority necessary to own, lease and operate its properties and to carry on its business as it is now being conducted. The Company is in possession of all material franchises, grants, authorizations, licenses, permits, easements, consents, waivers, qualifications, certificates, Orders and approvals (collectively, “Approvals”) necessary to own, lease and operate its properties and to carry on its business as it is now being conducted. The Company is duly qualified or licensed as a foreign corporation to do business, and is in good standing, in each jurisdiction where the character of the properties owned, leased or operated by it or the nature of its activities makes such qualification or licensing necessary, except to the extent that the failure to be so qualified or licensed would not have a Company Material Adverse Effect.

(b)        Each Subsidiary of the Company is a legal entity, duly organized, validly existing and in good standing under the laws of its respective jurisdiction of incorporation or organization and has all the requisite power and authority necessary to own, lease and operate its properties and to carry on its business as it is now being conducted. Each Subsidiary of the Company is in possession of all material Approvals necessary to own, lease and operate its properties and to carry on its business as it is now being conducted. Each Subsidiary is duly qualified or licensed as a foreign corporation to do business, and is in good standing, in each jurisdiction where the character of the properties owned, leased or operated by it or the nature of its activities makes such qualification or licensing necessary, except to the extent that the failure to be so qualified or licensed would not have a Company Material Adverse Effect.

(c)        Section 2.1(c) of the Company Disclosure Schedule sets forth, as of the date hereof, a true and complete list of all of the Company’s directly and indirectly owned Subsidiaries, together with the jurisdiction of incorporation or organization of each Subsidiary, the jurisdictions in which such Subsidiary is qualified or licensed to do business as a foreign corporation and the percentage of each Subsidiary’s outstanding capital stock or other equity or other interest owned by the Company or another Subsidiary of the Company. Except as set forth in Section 2.1(c) of the Company Disclosure Schedule, neither the Company nor any of its Subsidiaries owns any equity or similar interest in, or any interest convertible into or exchangeable or exercisable for, directly or indirectly, any equity or similar interest in, any Person.

Section 2.2.   Certificate of Incorporation and Bylaws.   The Company has heretofore furnished to Parent a true and complete copy of each of its and each of its Subsidiaries’ certificate of incorporation and bylaws or equivalent organizational documents, as modified, supplemented, amended or restated to the date hereof. Such certificate of incorporation and bylaws and equivalent organizational documents of the

Company and each of its Subsidiaries are in full force and effect, and no other organizational documents are applicable to or binding upon the Company or its Subsidiaries. None of such certificate of incorporation or bylaws or equivalent organizational documents restricts or limits the ability of the holders of Company Capital Stock to act by written consent in lieu of a meeting.

Section 2.3.   Capitalization.

(a)        The authorized stock of the Company consists of 1,610,281 shares, consisting of: (i) 1,372,213 shares of Company Common Stock, of which 741,115 are outstanding, and (ii) 238,068 shares of Preferred Stock, of which 59,060 shares have been designated Series A Preferred and are outstanding and 179,008 shares have been designated Series B Preferred and are outstanding. The Board of Directors of the Company has taken all action necessary to rescind any board resolution or action that would be inconsistent with the prior sentence. All of the outstanding shares of Company Capital Stock are duly authorized, validly issued, fully paid and nonassessable, and were not issued in violation of any purchase option, call option, right of first refusal or offer, preemptive right, subscription right or any similar right. As of the date hereof, (i) 317,492 shares of Company Common Stock are subject to Stock Options issued and outstanding on the date hereof, 317,492 shares of Common Stock are duly reserved for future issuance pursuant to Stock Options outstanding (the “Outstanding Stock Options”), and no shares of Common Stock or Preferred Stock are held in the treasury of the Company. Except as set forth in Section 2.3(a) of the Company Disclosure Schedule, none of the outstanding shares of Company Capital Stock are subject to, nor were they issued in violation of, any purchase option, call option, right of first refusal or offer, preemptive right, subscription right or any similar right. Except as set forth above, no shares of voting or non-voting capital stock, other equity interests, or other voting securities of the Company are issued, reserved for issuance or outstanding. Except as described in Section 2.3(a) of the Company Disclosure Schedule, all Outstanding Stock Options were granted under the Stock Option Plan. Section 2.3(a) of the Company Disclosure Schedule sets forth a correct and complete list of (i) each holder of Company Capital Stock and the number of shares of Company Capital Stock held by such holder and (ii) each Stock Option and other right to purchase Company Capital Stock, if any, outstanding as of the date hereof, together with the number of shares of Company Capital Stock subject to such option, warrant or right, the extent to which such option, warrant or right is vested and/or exercisable, the date of grant or issuance, the exercise price (and, in the case of Stock Options, whether such option is a non-qualified stock option or an incentive stock option), and the expiration date of each such option, warrant and right, and the total number of such options, warrants and rights. There are no Stock Options for any class of Company Capital Stock other than Company Common Stock. Except as provided in Section 1.10, no Stock Option shall entitle the holder thereof to receive anything after the Merger in respect of such Stock Option. Except as set forth in Section 2.3(a) of the Company Disclosure Schedule, all outstanding shares of Company Capital Stock are, and all shares which may be issued upon the exercise of Stock Option will be, duly authorized, validly issued, fully paid and nonassessable and not subject to any purchase option, call option, right of first refusal or offer, preemptive right, subscription right or similar right. Except for the Company Common Stock and Series A Preferred, there are no bonds, debentures, notes, other Indebtedness or any other securities of the Company with voting rights (or convertible into, or exchangeable for, securities with voting rights) on any matters on which Stockholders of the Company may vote.

(b)        Section 2.3(b) of the Company Disclosure Schedule sets forth the number of authorized and outstanding shares of capital stock, and ownership thereof, of each of the Company’s Subsidiaries. All of the outstanding shares of capital stock of each of the Company’s Subsidiaries have been duly authorized, validly issued, fully paid and nonassessable, are not subject to, and were not issued in violation of, any purchase option, call option, right of first refusal or offer, preemptive right, subscription right or any similar right, and are owned, of record and beneficially, by the Company or one of its direct or indirect Subsidiaries, free and clear of all Liens whatsoever. Except as set forth in Section 2.3(b) of the Company Disclosure Schedule, there are no restrictions of any kind which prevent the payment of dividends by any of the Company’s Subsidiaries, and neither the Company nor any of its Subsidiaries is subject to any obligation or requirement to provide funds for or to make any investment (including in the form of a loan or capital contribution) to or in any Person.

(c)        Except as described in subsection (a) above or set forth in Section 2.3(a) of the Company Disclosure Schedule, there are no outstanding securities, options, warrants, calls, rights, convertible or exchangeable securities or Contracts or obligations of any kind (contingent or otherwise) to which the Company or any of its Subsidiaries is a party or by which any of them is bound obligating the Company or any of its Subsidiaries to issue, deliver or sell, or cause to be issued, delivered or sold, additional shares of capital stock or other voting securities of the Company or of any of its Subsidiaries or obligating the Company or any of its Subsidiaries to issue, grant, extend or enter into any such security, option, warrant, call, right or Contract. Except as set forth in Section 2.3(a) of the Company Disclosure Schedule, there are no outstanding obligations of the Company or any of its Subsidiaries (contingent or otherwise) to repurchase, redeem or otherwise acquire any shares of capital stock (or options or warrants to acquire any such shares) of the Company or its Subsidiaries. Except as set forth in Section 2.3(c) of the Company Disclosure Schedule, there are no stock-appreciation rights, stock-based performance units, “phantom” stock rights or other Contracts or obligations of any character (contingent or otherwise) pursuant to which any Person is or may be entitled to receive any payment or other value based on the revenues, earnings or financial performance, stock price performance or other attribute of the Company or any of its Subsidiaries or any of their businesses or assets or calculated in accordance therewith (collectively, “Stock-Based Rights”) or to cause the Company or any of its Subsidiaries to file a registration statement under the Securities Act of 1933, as amended (the “Securities Act”), or which otherwise relate to the registration of any securities of the Company. Except as set forth in Section 2.3(c) of the Company Disclosure Schedule or the Voting Agreement, there are no voting trusts, proxies or other Contracts of any character to which the Company or any of its Subsidiaries or, to the Knowledge (as defined herein) of the Company, any of the Stockholders is a party or by which any of them is bound with respect to the issuance, holding, acquisition, voting or disposition of any shares of capital stock or similar interests of the Company or any of its Subsidiaries.

(d)        Under the current certificate of incorporation of the Company, each share of Preferred Stock is convertible into Company Common Stock as follows:  (a) each share of Series A Preferred is convertible into 1.16794 shares of Company Common Stock; and (b) each share of Series B Preferred is convertible into 1.0 shares of Company Common Stock.

Section 2.4.   Authority; Enforceability.   The Company has all necessary corporate power and authority to execute and deliver this Agreement, each Related Agreement to which it is a party and each instrument required to be executed and delivered by it at the Closing, and to perform its obligations hereunder and thereunder and, subject to the requisite approval and adoption of this Agreement by the stockholders of the Company (evidenced by the consents delivered to Parent on the date hereof), to consummate the transactions contemplated hereby and thereby. The execution and delivery by the Company of this Agreement and each Related Agreement, the performance of its obligations hereunder and thereunder, and the consummation of the transactions contemplated hereby and thereby, have been approved by the Company’s Board of Directors, duly and validly authorized by all requisite corporate action and, except for approval by the stockholders of the Company (evidenced by the consents delivered to Parent on the date hereof), no other actions or proceedings on the part of the Company are necessary to authorize the execution, delivery and performance of this Agreement and each Related Agreement or, upon delivery of the Stockholder Consents, to consummate the transactions so contemplated. With the receipt of the Stockholder Consents, no vote of the holders of any class or series of the capital stock of the Company is necessary to approve this Agreement or to consummate the transactions contemplated hereby. Each of this Agreement and the Related Agreements to which it is a party has been duly and validly executed and delivered by the Company and, assuming the due authorization, execution and delivery thereof by Parent and Merger Sub, constitutes a legal, valid and binding obligation of the Company enforceable against the Company in accordance with its terms, subject to the effects of bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other similar laws relating to or affecting creditors’ rights generally, general equitable principles (whether considered in a proceeding in equity or at law) and an implied covenant of good faith and fair dealing.

Section 2.5.   No Conflict; Required Filings and Consents.

(a)        The execution and delivery by the Company of this Agreement, the Related Agreements to which it is a party or any instrument required by this Agreement or the Related Agreements to be executed and delivered by the Company or any of its Subsidiaries do not, and the performance of this Agreement, the Related Agreement or any instrument required by this Agreement to be executed and delivered by the Company or any of its Subsidiaries, shall not, (i) conflict with or violate the certificate of incorporation or bylaws or equivalent organizational documents of the Company or any of its Subsidiaries, (ii) conflict with or violate in any material respect any Law or Order in each case applicable to the Company or any of its Subsidiaries or by which its or any of their respective properties, rights or assets is bound or affected, or (iii) result in any material breach or violation of or constitute a default (or an event that with notice or lapse of time or both would become a default) under, or impair the Company’s or any of its Subsidiaries’ rights or alter the rights or obligations of any party under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of a Lien on any of the properties, rights or assets of the Company or any of its Subsidiaries pursuant to, any Contract to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries or its or any of their respective properties, rights or assets is bound or affected, except, with respect to (i), (ii) and (iii) above, as set forth in Section 2.5(a) of the Company Disclosure Schedule.

(b)        Except for (i) consents, authorizations, approvals or filings pursuant to the applicable provisions of United States federal and state laws relating to the regulation of broker-dealers or investment advisers and the rules and regulations of the Securities and Exchange Commission (“SEC”), the NASD, applicable state securities commissions, and the securities exchanges, boards of trade or other industry self-regulatory organizations of which the Company is a member that are set forth in Section 2.5(b) of the Company Disclosure Schedule, (ii) the filing of notice under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), and the expiration or early termination of the applicable waiting period, (iii) the filing of the Certificate of Merger in accordance with Delaware law and (iv) as described in Section 2.5(a) or 2.5(b) of the Company Disclosure Schedule, the execution and delivery by the Company of this Agreement, the Related Agreements to which it is a party or any instrument required by this Agreement to be executed and delivered by the Company or any of its Subsidiaries at the Closing do not, and the performance thereof, shall not, require the Company or any of its Subsidiaries to, obtain any Approval of any Person or Approval of, observe any waiting period imposed by, or make any filing with or notification to, any Governmental Authority.

Section 2.6.   Material Contracts.

(a)        Section 2.6(a) of the Company Disclosure Schedule sets forth a true and complete list, and if oral, an accurate and complete summary, of all material Contracts to which the Company or any of its Subsidiaries is a party or by which any of them or their properties, rights or assets are bound as of the date hereof (collectively, together with those entered into after the date hereof, “Material Contracts”), including, without limitation, the following Contracts:

(i)         employment Contracts or consulting Contracts with any present or former employee or consultant of the Company or any of its Subsidiaries, and all severance, retention, parachute, bonus, change in control or similar Contracts with any current or former Stockholders, directors, officers, employees, consultants or agents of the Company that would result in any obligation (absolute or contingent) of the Company or any of its Subsidiaries to make any payment as a result of or following the consummation of the transactions contemplated hereby or the termination of employment (or the relevant relationship), or both;

(ii)       labor or collective bargaining Contracts (if any);

(iii)      Contracts reasonably likely to involve revenues, receipts, expenditures or liabilities in excess of $200,000 per annum;

(iv)       Contracts that contain any uncapped indemnification or similar obligations of the Company or any of its Subsidiaries;

(v)        promissory notes, loans, indentures, evidences of Indebtedness or other instruments and Contracts relating to the borrowing or lending of money, whether as borrower, lender or guarantor and any interest rate swaps, caps, floors or option Contracts or any other interest rate risk management arrangement or foreign exchange Contracts;

(vi)       Contracts containing any limitation on the freedom of the Company or any of its Subsidiaries or affiliates (or which purport to limit the freedom of Parent) to engage in any line of business or compete with any Person or operate at any location in the world;

(vii)     joint venture or partnership agreements or joint development, distribution or similar Contracts pursuant to which any third party is entitled or obligated to develop or distribute any products or provide any services on behalf of the Company or any of its Subsidiaries or pursuant to which the Company or any of its Subsidiaries is entitled or obligated to develop or distribute any products or provide any services on behalf of any third party;

(viii)    Contracts for the acquisition, directly or indirectly (by merger or otherwise) of assets (whether tangible or intangible), including any capital stock of another Person, for consideration in excess of $200,000;

(ix)       Contracts involving the issuance or repurchase of any capital stock of the Company or any of its Subsidiaries (including newly formed Subsidiaries), or relating to the transfer, voting or encumbering of any share of Company Common Stock or equity stock of any of the Company’s Subsidiaries;

(x)        performance or payment guarantees, keep well arrangements and other similar credit support obligations or arrangements;

(xi)       leases or subleases in respect of any Real Property or any material rights, assets or property;

(xii)     Contracts under which the Company or any of its Subsidiaries has granted or received exclusive rights;

(xiii)    Contracts concerning Intellectual Property (including Software) and/or Systems, but excluding off-the-shelf, commercially available, shrinkwrap, clickwrap or similar Contracts for Software with annual license fees of less than $200,000;

(xiv)     Contracts currently in force to license or provide source code to any third party for any product or technology;

(xv)      Contracts that were not entered into in the ordinary course of business; and

(xvi)     Contracts which would be “material contracts” under Rule 601 of Regulation S-K of the SEC or which are material to the Company or its Subsidiaries or the operation of their businesses.

True and complete copies of all Material Contracts have been delivered to Parent by the Company.

(b)        Other than Material Contracts that have terminated or expired in accordance with their terms, each Material Contract is in full force and effect, is a valid and binding obligation of the Company or such Subsidiary and, to the Knowledge of the Company, of each other party thereto, and is enforceable, in accordance with its terms (subject to the effects of bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other similar laws relating to or affecting creditors’ rights generally, general equitable principles (whether considered in a proceeding in equity or at law) and an implied covenant of good faith and fair dealing), against the Company or such Subsidiary and, to the Knowledge of the Company, against each other party thereto, and such Material Contracts will continue to be valid, binding and enforceable in accordance with their respective terms (subject to the effects of bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other similar laws relating to or affecting creditors’ rights generally, general equitable principles (whether considered in a proceeding in equity or at law) and an implied covenant of good faith and fair dealing) and in full force and effect immediately following the consummation of the transactions contemplated hereby, with no material alteration or acceleration or increase in fees or liabilities. Except as disclosed in Schedule 2.6(b) to the Company Disclosure Schedule, neither the Company nor any of its Subsidiaries is or is alleged to be and, to the Knowledge of the Company, no other party is or is alleged to be in material default under, or in material breach or violation of, any Material Contract and, to the Knowledge of the Company, no event has occurred which, with the giving of notice or passage of time or both, would constitute such a material default, breach or violation.

Section 2.7.   Compliance with Laws; Permits and Licenses.   (a)   The Company and each of its Subsidiaries are in compliance with, and are not in default or violation of, (i) the certificate of incorporation and bylaws of the Company or the equivalent organizational documents of such Subsidiary and (ii) the terms of all Contracts to which any of them are a party or by which any of them or any of their respective properties, rights or assets are bound or affected, except in the case of clause (ii) for immaterial noncompliance, defaults or violations.

(b)        The operations of the Company and each of its Subsidiaries are being conducted in compliance with all applicable Laws, except as set forth in Section 2.7(b) of the Company Disclosure Schedule or except for immaterial noncompliance, defaults or violations. Except as set forth in Section 2.7(b) of the Company Disclosure Schedule, since January 1, 2004, none of the Company or any of its Subsidiaries has received any written notification from any Governmental Authority asserting that the Company or any of its Subsidiaries is not in compliance with any Laws such Governmental Authority enforces or that such Governmental Authority intends to revoke or suspend any such Approval, except for immaterial noncompliance, defaults or violations. The Company and its Subsidiaries are in compliance in all material respects with all of their posted or internal privacy policies, which conform with reputable industry practice and cover the protection of personal privacy, personally identifiable information, sensitive personal information and any special categories of personal information regulated thereunder (including that of its website visitors, clients, customers and those persons included in any demographic or other analyses performed for clients), whether any of same is accessed or used by the Company or any of its business partners.

(c)        The Company and each Subsidiary holds all material Approvals which are necessary for the operation of their respective businesses as presently conducted. Section 2.7(c) of the Company Disclosure Schedule sets forth a complete list of all securities exchanges, boards of trade, clearing organizations, trade associations and similar organizations in which the Company or any Subsidiary holds a membership or has been granted trading privileges and which memberships or trading privileges are material to the Company or any Subsidiary. Except as set forth in Section 2.7(c) of the Company Disclosure Schedule, none of the Company or any of its Subsidiaries is, or is required to be, registered as a broker/dealer, investment adviser, futures commission merchant, commodities trading advisor, commodity pool operator or introducing broker under the Securities Exchange Act, Investment Company Act of 1940, as amended, Commodities Exchange Act or any similar state laws.

(d)        Except as set forth in Section 2.7(d) of the Company Disclosure Schedules, since January 1, 2004, the Company and each Subsidiary has timely filed all registrations, declarations, reports, notices, forms and other filings required to be filed by it with the SEC, NASD, NYSE, any other Governmental Authority or any clearing agency, and all amendments or supplements to any of the foregoing.

(e)        thinkorswim, Inc. (“thinkorswim”) is duly registered, licensed or qualified as a broker-dealer in each jurisdiction where the conduct of thinkorswim’s business requires such registration, licensing or qualification, and, except as set forth in Section 2.7(e) of the Company Disclosure Schedule, is in material compliance with all laws requiring any such registration, licensing or qualification and is not subject to any material liability or disability by reason of the failure to be so registered, licensed or qualified.

(f)         thinkorswim Advisors Inc. (“Advisors”) is duly registered, licensed or qualified as an investment advisor in each jurisdiction where the conduct of Advisor’s business requires such registration, licensing or qualification, and, except as set forth in Section 2.7(f) of the Company Disclosure Schedule, is in material compliance with all laws requiring any such registration, licensing or qualification and is not subject to any material liability or disability by reason of the failure to be so registered, licensed or qualified.

(g)        The Company has delivered or made available to Parent a copy of the currently effective Form BD as filed by the Company (or applicable Subsidiary) with the SEC. The information contained in such form was complete and accurate in all material respects as of the time of filing thereof.

(h)        Except as set forth in Section 2.7(h) of the Company Disclosure Schedule, all of the Company’s (or any Subsidiaries) employees who are required to be licensed or registered to conduct the business of the Company or any Subsidiary are duly licensed or registered in each state and with each Governmental Authority in which or with which such licensing or registration is so required.

(i)         Except as disclosed on Form BD filed prior to the date of this Agreement, neither the Company or any of its Subsidiaries nor any of their respective control affiliates (as defined in Form BD) has been the subject of any disciplinary proceedings or orders of any Governmental Authority arising under applicable Laws which would be required to be disclosed on Form BD. Except as set forth in Section 2.7(i) of the Company Disclosure Schedule, no such disciplinary proceeding or order is pending or, to the Knowledge of the Company or any of its Subsidiaries, threatened. Except as disclosed on a Form BD filed prior to the date of this Agreement, neither the Company or any of its Subsidiaries nor any of their respective control affiliates has been permanently enjoined by the order of any Governmental Authority from engaging or continuing any conduct or practice in connection with any activity or in connection with the purchase or sale of any security. Except as disclosed on Form BD filed prior to the date of this Agreement, neither the Company or any of its Subsidiaries nor any of their respective control affiliates is or has been ineligible to serve as a broker-dealer or an associated person of a broker-dealer under Section 15(b) of the Exchange Act (including being subject to any “statutory disqualification” as defined in Section 3(a)(39) of the Exchange Act).

Section 2.8.   Financial Statements.   Section 2.8 of the Company Disclosure Schedule contains a copy of (i) the audited consolidated financial statements of the Company as of and for the year ending December 31, 2004 including the notes thereto; (ii) the audited consolidated financial statements of the Company as of and for the year ending December 31, 2005 including the notes thereto; and (iii) the unaudited consolidated financial statements of the Company as of and for the quarter and six months ending June 30, 2006 (the “Financial Statements”). The Financial Statements were prepared in accordance with United States generally accepted accounting principles (“GAAP”) applied on a consistent basis throughout the periods involved and fairly present in all material respects the consolidated financial position of the Company and its Subsidiaries as at the respective dates thereof and the consolidated results of its operations and cash flows for the periods indicated.

Section 2.9.   Absence of Certain Changes or Events.

(a)        Except as described in Section 2.9(a) of the Company Disclosure Schedule, during the period from the Balance Sheet Date to the date hereof, the Company and its Subsidiaries have conducted their businesses only in the ordinary and usual course and in a manner consistent with past practice. Since the Balance Sheet Date, there has not been any change, development, circumstance, condition, event, occurrence, damage, destruction or loss that has had or could reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b)        Except as described in Section 2.9(b) of the Company Disclosure Schedule, during the period from the Balance Sheet Date to the date hereof, (i) there has not been any change by the Company in its accounting methods, principles or practices, any revaluation by the Company of any of its assets, including writing down the value of inventory or writing off notes or accounts receivable, and (ii) there has not been any action or event, and neither the Company nor any of its Subsidiaries has agreed in writing or otherwise to take any action, that would have required the consent of Parent pursuant to Section 4.1 had such action or event occurred or been taken after the date hereof and prior to the Effective Time.

Section 2.10.   No Undisclosed Liabilities.   Neither the Company nor any of its Subsidiaries has any liabilities or obligations of any nature (whether absolute, accrued, fixed, contingent or otherwise), and there is no existing fact, condition or circumstance which could reasonably be expected to result in such liabilities or obligations, except liabilities or obligations (a) disclosed in the consolidated balance sheet of the Company as of the Balance Sheet Date, (b) incurred since the Balance Sheet Date in the ordinary course of business, none of which are material to the Company and its Subsidiaries taken as a whole or (c) as otherwise disclosed in Section 2.10 of the Company Disclosure Schedule.

Section 2.11.   Absence of Litigation.   Except as described in Section 2.11 of the Company Disclosure Schedule, there is no: (a) Litigation pending on behalf of or against or, to the Knowledge of the Company, threatened (including cease and desist letters or requests for a license) on behalf of or against the Company, any of its Subsidiaries, or any of their respective properties, rights or assets, including (but not limited to) Litigation that seeks permanently or temporarily to enjoin the Company or any of its Subsidiaries from acting as a broker dealer in securities, and the Company knows of no valid basis for same; or (b) Litigation pending or, to the Knowledge of the Company, threatened which questions or challenges (i) the validity of this Agreement or any Related Agreement or (ii) any action taken or to be taken by the Company or any of its Subsidiaries pursuant to this Agreement or any Related Agreement or in connection with the transactions contemplated hereby.

Section 2.12.   Employee Benefit Plans.

(a)        Schedule 2.12(a) of the Company Disclosure Schedule contains a true and complete list of each “employee benefit plan” (within the meaning of Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), including, without limitation, multiemployer plans within the meaning of Section 3(37) of ERISA), and all stock purchase, stock option, stock incentive, severance, retention, employment, change-in-control, parachute, fringe benefit, collective bargaining, bonus, incentive, deferred compensation, retiree welfare, employee loan and all other employee benefit plans, agreements, programs, policies or other arrangements, whether or not subject to ERISA (including any funding mechanism therefor now in effect or required in the future as a result of the transaction contemplated by this Agreement or otherwise), whether formal or informal, oral or written, legally binding or not, under which (i) any current or former employee, director or consultant of the Company or any of its Subsidiaries (the “Company Employees”) has any present or future right to benefits and which are contributed to, entered into, sponsored by or maintained by the Company or any of its Subsidiaries or (ii) the Company or any of its respective Subsidiaries has had or has any present or future liability (actual or contingent). All such plans, agreements, programs, policies and arrangements shall be collectively referred to as the “Employee Plans”.

(b)        With respect to each Employee Plan, the Company has provided to Parent a current, accurate and complete copy (or, to the extent no such copy exists, an accurate description) thereof and, to the extent applicable: (i) any related trust agreement or other funding instrument; (ii) the most recent determination letter, if applicable; (iii) any summary plan description and other written communications (or a description of any oral communications) by the Company or its Subsidiaries to the Company Employees concerning the extent of the benefits provided under an Employee Plan; (iv) a summary of any proposed amendments or changes anticipated to be made to the Employee Plans at any time within the twelve months immediately following the date hereof, and (v) for the three most recent years (A) the Form 5500 and attached schedules, (B) audited financial statements and (C) actuarial valuation reports.

(c)        (i) Each Employee Plan has been established and administered in accordance with its terms in all material respects, and in compliance in all material respects with the applicable provisions of ERISA, the Code and other applicable laws, rules and regulations; (ii) each Employee Plan which is intended to be qualified within the meaning of Section 401(a) of the Code is so qualified and has received a favorable determination letter as to its qualification, and nothing has occurred, whether by action or failure to act, that could reasonably be expected to cause the loss of such qualification; (iii) no event has occurred and no condition exists that would subject the Company or its Subsidiaries, either directly or by reason of their affiliation with any member of their “Controlled Group” (defined as any organization which is a member of a controlled group of organizations within the meaning of Sections 414(b), (c), (m) or (o) of the Code), to any tax, fine, lien, penalty or other liability imposed by ERISA, the Code or other applicable laws, rules and regulations; (iv) for each Employee Plan with respect to which a Form 5500 has been filed, no material change has occurred with respect to the matters covered by the most recent Form since the date thereof; (v) no nonexempt “prohibited transaction” (as such term is defined in Section 406 of ERISA and Section 4975 of the Code) has occurred with respect to any Employee Plan; (vi) there is no present intention that any Employee Plan be materially amended, suspended or terminated, or otherwise modified to adversely change benefits (or the levels thereof) under any Employee Plan at any time within the twelve months immediately following the date hereof; (vii) except as set forth in Section 2.12(c) of the Company Disclosure Schedule, no Employee Plan is a split-dollar life insurance program or otherwise provides for loans to executive officers (within the meaning of The Sarbanes-Oxley Act of 2002); and (viii) neither the Company nor any of its Subsidiaries has incurred any current or projected liability in respect of post-employment or post-retirement health, medical or life insurance benefits for current, former or retired employees of the Company or any of its Subsidiaries, except as required to avoid an excise tax under Section 4980B of the Code or otherwise except as may be required pursuant to any other similar applicable law.

(d)        No Employee Plan is an “employee pension benefit plan” (within the meaning of Section 3(2) of ERISA) subject to Title IV of ERISA, and neither the Company, its Subsidiaries nor any member of their Controlled Group has an obligation to contribute, or incurred (or will reasonably be expected to incur) any liability in respect of a contribution, to any such plan. No Employee Plan is a

“multiemployer plan” (as defined in Section 4001(a)(3) of ERISA) and neither the Company, its Subsidiaries nor any member of their Controlled Group has at any time sponsored or contributed to, or has or had any liability or obligation in respect of, any multiemployer plan.

(e)        With respect to any Employee Plan, (i) no actions, suits or claims (other than routine claims for benefits in the ordinary course) are pending or threatened, (ii) no facts or circumstances exist that could give rise to any such actions, suits or claims, (iii) no written or oral communication has been received from the Pension Benefit Guaranty Corporation (the “PBGC”) in respect of any Employee Plan subject to Title IV of ERISA concerning the funded status of any such plan or any transfer of assets and liabilities from any such plan in connection with the transactions contemplated herein, and (iv) except as set forth in Section 2.12(e) of the Company Disclosure Schedule, no administrative investigation, audit, amnesty proceeding or other administrative proceeding by the Department of Labor, the PBGC, the Internal Revenue Service or other governmental agencies are pending, threatened or in progress (including, without limitation, any routine requests for information from the PBGC).

(f)         Except for the options outstanding under the Company’s Stock Option Plan that will vest and become exercisable as described in Section 1.10(a) of this Agreement and as set forth in Section 2.12(f) of the Company Disclosure Schedule, no Employee Plan exists that, as a result of the execution of this Agreement, shareholder approval of this Agreement, or the transactions contemplated by this Agreement (whether alone or in connection with any other event(s)), could (i) result in severance pay or any increase in severance pay upon any termination of employment, (ii) accelerate the time of payment or vesting or result in any payment or funding (through a grantor trust or otherwise) of compensation or benefits under, increase the amount payable or result in any other material obligation pursuant to, any of the Employee Plans, (iii) limit or restrict the right of the Company to merge, amend or terminate any of the Employee Plans or (iv) cause the Company to record additional compensation expense on its income statement with respect to any outstanding stock option or other equity-based award. No Employee Plan exists that, as a result of the execution of this Agreement, shareholder approval of this Agreement, or the transactions contemplated by this Agreement (whether alone or in connection with any other event(s)), could result in “parachute payments” (as defined in Section 280G of the Code), including any payments under any of the Employee Plans which would not be deductible under Section 280G of the Code.

Section 2.13.   Employment and Labor Matters.

(a)        Section 2.13(a)(i) of the Company Disclosure Schedule identifies (i) all directors and officers of the Company and each of its Subsidiaries and (ii) all employees and consultants employed or engaged by the Company and, for each individual identified in clauses (i) or (ii), sets forth each such individual’s rate of pay or annual compensation (including salary, bonus and commissions), total number of vacation, sick or personal days accrued, job title and date of hire and the number and type of shares of Company Capital Stock and Stock Options (or other options, warrants or similar rights to acquire shares of Company Common Stock) beneficially owned or held by such individual. Except as set forth on Section 2.13(a)(ii) of the Company Disclosure Schedule, there are no outstanding offers of employment or consultancy, nor are any such offers presently being negotiated. None of the Company’s or any Subsidiary’s employment policies or practices is currently being audited or investigated by any Governmental Authority or Court. Except as set forth in Section 2.13(a)(iii) of the Company Disclosure Schedule, there is no pending or, to the Knowledge of the Company, threatened Litigation, unfair labor practice charge, or other charge or inquiry against the Company or any Subsidiary brought by or on behalf of any employee, prospective employee, former employee, retiree, labor organization or other representative of the Company’s or Subsidiary’s employee, or other individual or any Governmental Authority with respect to employment practices brought by or before any Court or Governmental Authority.

(b)        Except as set forth in Section 2.13(b) of the Company Disclosure Schedule, (i) there are no material controversies pending or threatened, between the Company or any of its Subsidiaries and any of their respective employees or consultants; (ii) neither the Company nor any of its Subsidiaries is a party to any collective bargaining agreement or other labor union Contract applicable to Persons employed by the Company or its Subsidiaries nor are any such Contracts or agreements presently being negotiated; (iii) no representation question exists or has been raised respecting Persons employed by the Company or its Subsidiaries within the past five years, nor to the Knowledge of the Company or any Subsidiary are there any campaigns being conducted to solicit cards from Persons employed by the Company or its Subsidiaries to authorize representation by any labor union; (iv) during the past five years there have been no strikes, slowdowns, work stoppages, disputes, lockouts, or threats thereof, by or with respect to any employees of the Company or any of its Subsidiaries and (v) there are no employment-related grievances pending or, to the Knowledge of the Company or any Subsidiary, threatened. Neither the Company nor any Subsidiary is a party to, or otherwise bound by, any consent decree with, or citation or other Order by, any Governmental Authority relating to employees or employment practices. Except as set forth in Section 2.13(b) of the Company Disclosure Schedule, the Company and each of its Subsidiaries are in compliance in all material respects with all applicable Laws, Contracts, and policies relating to employment, employment practices, wages, hours, and terms and conditions of employment, including the obligations of the Worker Adjustment and Retraining Notification Act of 1988, as amended, or any similar state or local law (“WARN”), and all other notification and bargaining obligations arising under any collective bargaining agreement, by Law or otherwise. Neither the Company nor any Subsidiary of the Company has effectuated a “plant closing” or “mass layoff” as those terms are defined in WARN, affecting in whole or in part any site of employment, facility, operating unit or Persons employed by the Company or its Subsidiaries, without complying with all provisions of WARN or implemented any early retirement, separation or window program within the past five years, nor has the Company or any Subsidiary planned or announced any such action or program for the future. Except as set forth in Section 2.13(b) of the Company Disclosure Schedule, neither the Company nor any of its Subsidiaries is liable for any severance pay or other payments to any employee or former employee arising from the termination of employment. Each individual who is treated by the Company or its Subsidiaries as an independent contractor is properly so treated under applicable Law in all material respects.

Section 2.14.   Absence of Restrictions on Business Activities.   Except as set forth in Section 2.14 of the Company Disclosure Schedule, there is no Contract or Order binding upon the Company or any of its Subsidiaries or any of their properties, rights or assets which has had or could reasonably be expected to have the effect of prohibiting or materially impairing any business practice of Parent, the Company or any of their respective Subsidiaries or the conduct of business by Parent, the Company or any of their respective Subsidiaries as currently conducted, following the consummation of the Merger. Except as set forth in Section 2.14 of the Company Disclosure Schedule, the consummation of the Merger will not result in the granting by Parent or any of its Affiliates of any rights or licenses to any Intellectual Property to a third party (including any covenant not to sue). Except as set forth in Section 2.14 of the Company Disclosure Schedule, neither the Company nor any of its Subsidiaries is subject to any non-competition, non-solicitation, standstill or similar restriction on their respective businesses. Except as set forth in Section 2.14 of the Company Disclosure Schedule, neither the Company nor any of its Subsidiaries has granted any exclusive rights of any kind.

Section 2.15.   Title to Assets; Leases.

(a)        Except as described in Section 2.15(a) of the Company Disclosure Schedule, the Company and each of its Subsidiaries has good and marketable title to all of their material real or personal properties (whether owned or leased), rights and assets, free and clear of all Liens, except for Liens for current taxes and assessments not yet due and payable and except for Liens or other claims not exceeding $25,000 individually or $100,000 in the aggregate.

(b)        The Company and its Subsidiaries do not own any real property or interest therein. Section 2.15(b) of the Company Disclosure Schedule contains a list of all leases of real property to which the Company or any Subsidiary is a party or by which any of them holds a leasehold interest (collectively, “Real Property”). Except as set forth in Section 2.15(b) of the Company Disclosure Schedule, (i) each Real Property lease to which the Company or any of its Subsidiaries is a party is in full force and effect in accordance with its terms, (ii) all rents and additional rents due to date from the Company or a Subsidiary on each such lease have been paid, (iii) neither the Company nor any Subsidiary has received written notice that it is in material default thereunder, and (iv) there exists no material default by the Company or any Subsidiary under such lease. There are no leases, subleases, licenses, concessions or any other Contracts to which the Company or a Subsidiary is a party granting to any Person other than the Company or a Subsidiary any right to possession, use occupancy or enjoyment of any of the Real Property or any portion thereof. None of the Company or any of its Subsidiaries is obligated under or bound by any option, right or first refusal, purchase Contract, or other Contract to sell or otherwise dispose of any Real Property or any other interest in any Real Property.

Section 2.16.   Taxes.   For purposes of this Agreement, “Tax” or “Taxes” shall mean any tax, levy or similar fee or imposition of any kind whatsoever, whether imposed on the Company, the Subsidiaries or their assets by any Governmental Authority, pursuant to Treasury Regulation Section 1.1502-6 or any analogous provision of foreign, state, or local Law, as a transferee, successor, or custodian, or by contract or otherwise, including, but not limited to, those on or measured by or referred to as federal, state, local or foreign income, property, value added, withholding, payroll, social security, unemployment, retirement dues, gross receipts, license, severance, occupation, capital gains, premium, environmental (including Taxes under Section 59A of the Code), customs, duties, profits, disability, registration, alternative or add-on minimum, estimated, employment, unemployment, insurance, excise, production, sales, use, goods and services, occupancy, franchise, real property, personal property, unclaimed property, business and occupation, mercantile, windfall profits, capital stock, stamp, transfer, workmen’s compensation or other taxes, together with any interest, additions or penalties with respect thereto and any interest in respect of such additions or penalties; and “Tax Returns” shall mean returns, reports, notices, forms, declarations, claims for refunds, estimates, elections and/or other information statements, including any schedule or attachment thereto, with respect to Taxes required to be filed with the Internal Revenue Service or any other governmental or taxing authority or agency, domestic, state, local or foreign, including consolidated, combined and unitary tax returns. Except as set forth in Section 2.16 of the Company Disclosure Schedule:

(a)        All material Tax Returns required to be filed by or on behalf of the Company, each of its Subsidiaries, and each affiliated, combined, consolidated or unitary group of which the Company or any of its Subsidiaries is or was at any time a member have been timely filed (taking into account all extensions of due dates) in accordance with applicable Law, and all such Tax Returns were and are true, complete and correct in all material respects.

(b)        All Taxes payable by or with respect to the Company and each of its Subsidiaries (whether or not shown on any Tax Return or otherwise is known by the Company to be payable) have been timely paid or otherwise reserved for in accordance with GAAP. All assessments for Taxes due and owing by or with respect to the Company and each of its Subsidiaries with respect to completed and settled examinations or concluded litigation have been paid. There are no Tax Liens on any assets of the Company or any of its Subsidiaries other than for current Taxes not yet due and payable.

(c)        The unpaid Taxes of the Company and its Subsidiaries (A) did not, as of the date of the most recent Financial Statements, exceed the reserve for Tax liability (rather than any reserve for deferred Taxes established to reflect timing differences between book and Tax income) set forth on the face of the balance sheet included in the most recent Financial Statements (rather than in any notes thereto), and (B) do not exceed that reserve as adjusted for the passage of time through the Closing Date in accordance with the past custom and practice of the Company and its Subsidiaries in filing its Tax Returns. Since the date of the most recent Financial Statements, the Company and its Subsidiaries have not generated any taxable income from extraordinary gains or losses, as that term is used in GAAP, outside the ordinary course of business consistent with past custom and practice.

(d)        No audit or Action has commenced and no written notice has been received by the Company, any of its Subsidiaries or any Company Representatives that such audit or Action is pending or threatened with respect to the Company or any of its Subsidiaries or any group of corporations of which any of the Company and its Subsidiaries is or has been a member in respect of any Taxes (an “Affiliated Group”). The Company has no Knowledge of any Tax deficiency or claim for additional Taxes asserted or threatened to be asserted in writing against the Company or any of its Subsidiaries or any Affiliated Group by any taxing authority.

(e)        Neither the Company nor any of its Subsidiaries has requested or been granted any waiver of any federal, state, local or foreign statute of limitations with respect to, or any extension of a period for the assessment of, any Tax which has not since expired.

(f)         Neither the Company nor any of its Subsidiaries is or has ever been (nor does the Company have any liability for unpaid Taxes because it once was) a member of an affiliated, consolidated, combined or unitary group (other than a group the common parent of which is the Company). Neither the Company nor any of its Subsidiaries owes any amount currently or will, after the date hereof, have any liability for or under any Tax allocation, Tax indemnity or Tax sharing agreement or is liable for the Taxes of any other Person under Treasury Regulations §1.1502-6 (or any similar provision of state, local or foreign law), as transferee or successor, by Contract, or otherwise for any taxable period for which the statute of limitations on assessment remains open.

(g)        Except as set forth in Section 2.16(g) of the Company Disclosure Schedule, the Company and its Subsidiaries have not made any payments, are not obligated to make any payments, and are not a party to any agreements that under any circumstances could obligate any of them to make any payments, that will not be deductible under Section 280G of the Code.

(h)        During all taxable periods for which the statute of limitations on an assessment remains open, except as set forth in Section 2.16(h) of the Company Disclosure Schedule, the Company and each of its Subsidiaries have complied with all applicable Laws relating to the payment and withholding of Taxes (including, without limitation, withholding of Taxes pursuant to Sections 1441, 1442 and 3406 of the Code or similar provisions under any foreign Laws) and have, within the time and in the manner required by Law, withheld and paid over to the proper Governmental Authorities all amounts required to be so withheld and paid over under all applicable Laws.

(i)         During all taxable periods for which the statute of limitations on an assessment remains open, except as set forth in Section 2.16(i) of the Company Disclosure Schedule, the Company and each Subsidiary has collected substantially all sales, use, and similar Taxes required to be collected, and has remitted on a timely basis such amounts to the appropriate United States and/or foreign taxing authorities, or has been furnished properly completed exemption certificates.

(j)         None of the Company or any of its Subsidiaries will be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period or portion thereof ending after the Closing Date as a result of any (i) adjustments pursuant to section 481(a) of the Code or any similar provision of state, local or foreign law by reason of a change in the method of accounting for a taxable period or portion thereof ending on or prior to the Closing Date, (ii) intercompany transaction (including, without limitation, any intercompany transaction subject to Section 367 or 482 of the Code) entered into on or prior to the Closing Date, (iii) excess loss account described in the Treasury Regulations under Section 1502 of the Code with respect to a taxable period or portion thereof ending on or prior to the Closing Date, (iv) material prepaid amount received on or prior to the Closing Date or (v) income that accrued in a prior taxable period but was not recognized in any prior taxable period as a result of the installment method of accounting or for any other reason.

(k)        None of the net operating loss carryforwards or tax credits of the Company (i) constitute separate return limitation year or consolidated return change of ownership losses or credits immediately prior to the Closing, and (ii) will be limited immediately prior to the Closing by Sections 382, 383 or 384 of the Code and the regulations thereunder.

(l)         No closing agreement pursuant to Section 7121 of the Code (or any similar provision of state, local or foreign law) has been entered into by or with respect to the Company or any Subsidiary that will require the company or subsidiary to include any item of income or exclude any item of deduction from any taxable period or portion thereof ending after the Closing Date.

(m)      No power of attorney has been executed with respect to any matter relating to Taxes of the Company or any of its Subsidiaries, which is currently in force.

(n)        Neither the Company nor any of its Subsidiaries has entered into any transactions that are or would be part of any “reportable transaction” under sections 6011, 6111 or 6112 of the Code (or any similar provision under any state or local law).

(o)        Neither the Company nor any of its Subsidiaries shall have, and will not have as of the Closing Date, any overall foreign loss accounts or separate limitation loss accounts within the meaning of Section 904 of the Code and the Treasury Regulations thereunder.

(p)        Section 2.16(p) of the Company Disclosure Schedule lists each state in which each of the Company and its Subsidiaries is, or has during the three year period preceding the Closing Date been, subject to state income, business, or franchise Tax. Except for claims that were resolved more than five years ago, no claim has been made in writing by any Governmental Authority in any state or locality where income, business, or franchise Tax Returns were not filed by or the Company or any Subsidiary, or where income, business, or franchise Taxes were not paid by or in respect of the Company or any Subsidiary, that the Company or any Subsidiary is or may be subject to income, business, or franchise Taxation by that jurisdiction.

(q)        Section 2.16(q) of the Company Disclosure Schedule lists each state in which each of the Company and its Subsidiaries currently is, or has during the three year period preceding the Closing Date been, subject to state sales or use Tax. Except for claims that were resolved more than five years ago, no written claim has been made by any Governmental Authority in any state or locality where the Company or any Subsidiary did not file sales, use, or similar Tax Returns or did not pay sales, use, or similar Taxes, that the Company or any Subsidiary is or may be subject to sales, use, or similar Taxation by that jurisdiction.

(r)        Section 2.16(r) of the Company Disclosure Schedule lists each state in which each of the Company and its Subsidiaries currently is, or has during the three year period preceding the Closing Date been, subject to payroll, unemployment, or similar Tax. Except for claims that were resolved more than five years ago, no written claim has been made by any Governmental Authority in any state or locality where the Company or any Subsidiary did not file payroll, unemployment, or similar Tax Returns or did not pay payroll, unemployment, or similar Taxes, that the Company or any Subsidiary is or may be subject to payroll, unemployment, or similar Taxation by that jurisdiction.

(s)        Section 2.16(s) of the Company Disclosure Schedule sets forth the following information with respect to the Company and its Subsidiaries as of June 30, 2006: (i) the basis of the Company and Subsidiary assets; and (ii) the amount of any net operating loss, net capital loss, and unused tax credits (segregated by type) of the Company and its Subsidiaries.

(t)         Except as set forth in Section 2.16(t) of the Company Disclosure Schedule, neither the Company nor any of its Subsidiaries is a party to any “non-qualified deferred compensation plan” (within the meaning of Section 409A of the Code). No event has occurred that would be treated under Section 409A(b) of the Code as a transfer of property for purposes of Section 83 of the Code. Except as set forth in Section 2.16(t) of the Company Disclosure Schedule each Stock Option was granted with an exercise price per share equal to or greater than the per share fair market value of the Common Stock underlying such Stock Option on the grant date thereof, and no Stock Option has a feature for the deferral of compensation.

Section 2.17.   Intellectual Property.

(a)        Section 2.17(a) of the Company Disclosure Schedule sets forth, as of the date hereof, a complete and accurate list of all: (i) United States and foreign registrations and applications for trademarks, service marks, Internet domain names, patents and copyrights owned by the Company or its Subsidiaries; and (ii) all material unregistered Intellectual Property (including Software) owned and used by the Company or its Subsidiaries in their businesses as currently conducted. All registrations and applications listed on Section 2.17(a) of the Company Disclosure Schedule are subsisting (although the Company and its Subsidiaries are not currently using all registrations for Internet domain names listed on Section 2.17(a) of the Company Disclosure Schedule) and unexpired and, to the Knowledge of the Company, are valid and enforceable, except such registrations and applications that the Company has permitted to expire or has abandoned in its reasonable business judgment.

(b)        Except as set forth on Section 2.17(b) of the Company Disclosure Schedule, (i) the Company or its Subsidiaries own or have the valid right to use all Intellectual Property necessary to their businesses as currently conducted (“Company Intellectual Property”), and (ii) except as set forth in Section 2.17(b) of the Company Disclosure Schedule, the Company or its Subsidiaries have taken commercially reasonable actions (including executing non-disclosure and intellectual property assignment agreements with (x) all current employees, and (y) all contractors and other third parties involved in the creation, development, modification or improvement of Company Intellectual Property) to maintain the confidentiality of their confidential Intellectual Property and their ownership of all proprietary Company Intellectual Property.

(c)        Except as set forth on Section 2.17(c) of the Company Disclosure Schedule, no Person has any ownership interest in any Company Intellectual Property owned by the Company or its Subsidiaries, and the transactions contemplated hereby shall not grant to or allow any Person any ownership interest in, or the right to use, any Intellectual Property owned by the Company or its Subsidiaries; provided, however, that Company Intellectual Property may incorporate copyrighted works of authorship, trademarks, or trade names of third parties which are licensed to the Company or its Subsidiaries or are in the public domain.

(d)        Except as set forth on Section 2.17(d) of the Company Disclosure Schedule, (i) neither the conduct of the Company’s or its Subsidiaries’ business as currently conducted nor their use of Company Intellectual Property infringes, misappropriates, or otherwise violates (“Infringes”) any Intellectual Property of any third party, and (ii) to the Company’s Knowledge, the Company Intellectual Property is not being Infringed by any third party.

(e)        Except as set forth on Section 2.17(e) of the Company Disclosure Schedule, no Software owned or used by the Company or its Subsidiaries that is material to the business of the Company or any of its Subsidiaries is subject to the terms of any “open source,” “copyleft,” or other similar license or distribution models that would require the Company or its Subsidiaries to make the source code of that Software publicly available. The Company or its Subsidiaries are not required to make material proprietary source code in any Software listed on Section 2.17(e) of the Company Disclosure Schedule publicly available pursuant to the terms of any “open source,” “copyleft,” or other similar license or distribution models, the Company and its Subsidiaries are in compliance with their obligations pursuant to all applicable “open source,” “copyleft,” or other similar license or distribution agreements.

(f)         Section 2.17(f) of the Company Disclosure Schedule sets forth the material Software and Systems that are owned, exclusively licensed, commercially distributed and/or supported by the Company, which Software and Systems (i) are free from any material defects, errors, viruses, bugs, corruptants or malicious code that may materially adversely affect the use, functionality or performance of such Software or System containing or used in conjunction with such Software, (ii) are fully functional and operate in the manner required in order to conduct the business of the Company as it is currently conducted; provided that the Company makes no representations or warranty with respect to non-exclusively licensed third party Software or Systems.

Section 2.18.   Data Security.   The Company and its Subsidiaries take all commercially reasonable actions necessary, advisable or proper to conform with reputable industry practices to protect the confidentiality, integrity and security of their Software and Systems (and all information and transactions stored or contained therein or transmitted thereby) against any unauthorized use, access, interruption, modification or corruption, including but not limited to the use of adequate-strength encryption technology (at least 128-bit, unless disclosed on Section 2.18 of the Company Disclosure Schedule).

Section 2.19.   Insurance.   Section 2.19 of the Company Disclosure Schedule sets forth a true and complete list of all insurance policies and fidelity bonds covering the assets, business, equipment, properties, operations, employees, consultants, officers and directors of the Company and its Subsidiaries. There is no claim by the Company or any of its Subsidiaries pending under any of such policies or bonds as to which coverage has been questioned, denied or disputed by the underwriters of such policies or bonds. All premiums payable under all such policies and bonds have been paid and the Company and its Subsidiaries are otherwise in material compliance with the terms of such policies and bonds (or other policies and bonds providing substantially similar insurance coverage), and the Company shall, and shall cause its Subsidiaries to, maintain in full force and effect all such insurance during the period from the date hereof through the Closing Date. To the Knowledge of the Company, such policies of insurance and bonds are of the type and in amounts that are reasonable in light of the assets of the Company and its Subsidiaries. To the Knowledge of the Company, there is not any threatened termination of or material premium increase with respect to any of such policies or bonds.

Section 2.20.   No Restrictions on the Merger; Takeover Statutes.   No “fair price”, “moratorium”, “control share acquisition” or other similar antitakeover statute or regulation enacted under state or federal laws in the United States is applicable to the Merger or the other transactions contemplated hereby.

Section 2.21.   Brokers.   No broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the transactions contemplated hereby based upon arrangements made by or on behalf of the Company or any of its Subsidiaries.

Section 2.22.   Certain Business Practices.   Except as set forth in Section 2.22 of the Company Disclosure Schedule, neither the Company nor any of its Subsidiaries nor any director, officer, employee, consultant or agent of the Company or any of its Subsidiaries has (i) used any funds for unlawful contributions, gifts, entertainment or other unlawful payments relating to political activity, (ii) made any unlawful payment to any foreign or domestic government official or employee or to any foreign or domestic political party or campaign or violated any provision of the Foreign Corrupt Practices Act of 1977, as amended, (iii) consummated any transaction, made any payment, entered into any Contract or arrangement or taken any other action in violation of Section 1128B(b) of the Social Security Act, as amended, or (iv) made any other unlawful payment.

Section 2.23.   Interested Party Transactions.   Except as disclosed in Section 2.23 of the Company Disclosure Schedule, there are no existing, and since December 31, 2004 there have been no, Contracts, transactions, Indebtedness or other arrangements, or any related series thereof, between the Company or any of its Subsidiaries, on the one hand, and any of the directors, officers, Stockholders or other Affiliates of the Company or its Subsidiaries, or any of their respective Affiliates or family members, on the other (except for amounts due as normal salaries and bonuses and in reimbursement of ordinary expenses in the ordinary course of business consistent with past practice). Except as set forth in Section 2.23 of the Company Disclosure Schedule, all such Contracts, transactions, Indebtedness and other arrangements shall be terminated (except for amounts due as normal salaries and bonuses and in reimbursement of ordinary expenses) without any liability or obligation of the Company or its Subsidiaries on or prior to the Closing Date.

Section 2.24.   Company Indebtedness.   Except as set forth in Section 2.24 of the Company Disclosure Schedule, there is no Indebtedness of the Company and the Subsidiaries other than Indebtedness set forth in Section 1.8 of the Company Disclosure Schedule or as permitted after the date of this Agreement by Section 4.1(f) or (h).

Section 2.25.   Disclaimer of Other Representations and Warranties.   EXCEPT AS EXPRESSLY SET FORTH IN THIS ARTICLE 2, THE COMPANY MAKES NO REPRESENTATION OR WARRANTY, EXPRESSED OR IMPLIED, AT LAW OR IN EQUITY IN RESPECT OF THE COMPANY, ITS SUBSIDIARIES OR ANY OF THEIR RESPECTIVE ASSETS, LIABILITIES OR OPERATIONS, INCLUDING WITH RESPECT TO MERCHANTABILITY OR FITNESS FOR ANY PARTICULAR PURPOSE, AND ANY SUCH OTHER REPRESENTATIONS OR WARRANTIES ARE HEREBY EXPRESSLY DISCLAIMED. THE DISCLOSURE OF ANY MATTER OR ITEM IN ANY SCHEDULE HERETO SHALL NOT BE DEEMED TO CONSTITUTE AN ACKNOWLEDGEMENT OF THE MATERIALITY OF SUCH DISCLOSURE.

ARTICLE III
REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

Parent and Merger Sub hereby, jointly and severally, represent and warrant to the Company that as of the date hereof and as of the Closing Date the statements contained in this Article III are true and correct as of the date of this Agreement, except to the extent such representations and warranties are specifically made as of a particular date (in which case such representations and warranties will be true and correct as of such date).

Section 3.1.   Organization and Qualification.   Parent is a corporation duly organized, validly existing and in good standing under Delaware law and has all the requisite corporate power and authority necessary to own, lease and operate its properties and to carry on its business as it is now being conducted. Parent is in possession of all Approvals necessary to own, lease and operate its properties and to carry on its business as it is now being conducted. Parent is duly qualified or licensed as a foreign corporation to do business, and is in good standing, in each jurisdiction where the character of the properties owned, leased or operated by it or the nature of its activities makes such qualification or licensing necessary, except to the extent that the failure to be so qualified or licensed would not have a Parent Material Adverse Effect. Merger Sub is a corporation duly organized, validly existing and in good standing under Delaware law. Merger Sub is a newly-formed entity that has been formed solely for the purposes of the Merger and will not carry on any business or engage in any activities other than those reasonably related to the Merger. Parent directly owns 100% of the outstanding capital stock of Merger Sub.

Section 3.2.   Certificate of Incorporation and Bylaws.   Parent has heretofore furnished to the Company a true and complete copy of each of its and Merger Sub’s certificate of incorporation and bylaws or equivalent organizational documents, as modified, supplemented, amended or restated to the date hereof. Such certificate of incorporation and bylaws and equivalent organizational documents of each of Parent and Merger Sub are in full force and effect, and no other organizational documents are applicable to or binding upon Parent or Merger Sub. None of such certificate of incorporation or bylaws or equivalent organizational documents restricts or limits the ability of the holders of Capital Stock to act by written consent in lieu of a meeting.

Section 3.3.   Capitalization.   The authorized stock of Parent consists of 61,000,000 shares, consisting of: (i) 60,000,000 shares of Parent Common Stock, of which 44,970,236 are outstanding and (ii) 1,000,000 shares of Preferred Stock none of which are outstanding. The Board of Directors of Parent has taken all action necessary to rescind any board resolution or action that would be inconsistent with the prior sentence. All of the outstanding shares of Parent Common Stock are duly authorized, validly issued, fully paid and nonassessable, and are not subject to and were not issued in violation of any purchase option, call option, right of first refusal or offer, preemptive right, subscription right or any similar right.

Section 3.4.   Authority; Enforceability.

(a)        Each of Parent and Merger Sub has all necessary corporate power and authority to execute and deliver this Agreement, each Related Agreement to which Parent or Merger Sub is a party, and each instrument required hereby and thereby to be executed and delivered by it at the Closing and, subject to the receipt of the Parent Stockholder Approvals, to perform its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby. The execution and delivery by each of Parent and Merger Sub of this Agreement, each Related Agreement to which Parent or Merger Sub is a party, and each instrument required hereby to be executed and delivered by Parent and Merger Sub at the Closing, the performance of their respective obligations hereunder and thereunder, and the consummation of the transactions contemplated hereby and thereby have been duly and validly authorized by the Board of Directors of each of Parent and Merger Sub and by Parent as the sole stockholder of Merger Sub, and have been duly and validly authorized by all requisite corporate action, except for the receipt of the Parent Stockholder Approvals. Except for filing of the Certificate of Merger and receipt of the Parent Stockholder Approvals, no other corporate proceedings on the part of Parent or Merger Sub are necessary to authorize the consummation of the transactions contemplated hereby. This Agreement and each Related Agreement to which Parent or Merger Sub is a party has been duly executed and delivered by each of Parent and Merger Sub and, assuming due authorization, execution and delivery hereof by the Company, constitutes a legal, valid and binding obligation of each of Parent and Merger Sub, enforceable against each of Parent and Merger Sub in accordance with its terms, subject to the effects of bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other similar laws relating to or affecting creditors’ rights generally, general equitable principles (whether considered in a proceeding in equity or at law) and an implied covenant of good faith and fair dealing.

(b)        When the Parent Common Stock to be issued as the Stock Issuance is issued, such shares will be validly issued, fully paid and non-assessable, free and clear of any Liens or other restrictions whatsoever, except as explicitly contemplated by this Agreement, the Related Agreements or the Stockholders’ Agreement or imposed by applicable Law or by the act(s) of the recipient of such shares.

Section 3.5.   No Conflict; Required Filings and Consents.

(a)        The execution and delivery by each of Parent and Merger Sub of this Agreement, the Related Agreements to which it is a party or any other instrument required hereby or thereby do not, and the performance of this Agreement, the Related Agreements to which it is a party or any instrument required hereby or thereby by each of Parent and Merger Sub shall not, (i) conflict with or violate the certificate of incorporation or bylaws of Parent or the certificate of incorporation or bylaws of Merger Sub or (ii) conflict with or violate in any material respect any Law or Order in each case applicable to Parent or Merger Sub or by which its or any of their respective properties is bound or affected.

(b)        Except for (i) the filing of notice under the HSR Act, and the expiration or early termination of the applicable waiting period, (ii) the filing of the Proxy Statement (as defined herein) in accordance with Regulation 14A promulgated under the Exchange Act, (iii) the filing of the Certificate of Merger in accordance with Delaware Law, (iv) consents, authorizations, approvals or filings pursuant to the applicable provisions of the United States federal and state laws relating to the regulation of broker-dealers and the rules and regulations of the SEC and the NASD, and (v) as set forth in section 3.5(b) of the Parent Disclosure Schedule, the execution and delivery by Parent and Merger Sub of this Agreement, the Related Agreements to which it is a party and any instrument required by this Agreement do not, and the performance by Parent and Merger Sub of this Agreement, the Related Agreements to which it is a party and any instrument required by this Agreement and the Related Agreements shall not, require Parent or Merger Sub to obtain the Approval of any Person, or Approval of, observe any waiting period imposed by, or make any filing with or notification to, any Governmental Authority.

Section 3.6.   Absence of Litigation.   As of the date hereof, there is no material Litigation pending against or, to the Knowledge of Parent, threatened against Parent or Merger Sub which questions or challenges (i) the validity of this Agreement or (ii) any action taken or to be taken by Parent or Merger Sub pursuant to this Agreement or in connection with the transactions contemplated hereby.

Section 3.7.   SEC Reports; Financial Statements.

(a)        Parent has filed or furnished, as applicable, all reports, schedules, forms, statements and other documents required to be filed or furnished with or by it to the SEC since January 1, 2005 (the “Parent SEC Documents”). As of its respective date, each of the Parent SEC Documents complied, when filed or furnished and as amended in all material respects, with the requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and the rules and regulations of the SEC promulgated thereunder applicable to such Parent SEC Documents, and did not, and any Parent SEC Documents filed with the SEC subsequent to the date hereof will not, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

(b)        The consolidated financial statements of Parent and its consolidated Subsidiaries (the “Parent Financial Statements”) included in the Parent SEC Documents have been derived from the accounting books and records of Parent and its consolidated Subsidiaries and have been prepared in accordance with GAAP applied on a consistent basis throughout the periods involved and fairly present in all material respects the consolidated financial position of Parent and its consolidated Subsidiaries as at the respective dates thereof and the consolidated results of operations and cash flows for the periods indicated.

Section 3.8.   Proxy Statement.   None of the information to be supplied by Parent or Merger Sub for inclusion or incorporation by reference in the proxy materials to be filed with the SEC in connection with the Stock Issuance (the “Proxy Statement”), at the date such Proxy Statements is first mailed to stockholders of Parent, and at the time of the Parent Stockholders Meeting (as defined herein), will contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.

Section 3.9.   No Undisclosed Liabilities.   Neither Parent nor any of its Subsidiaries has any material liabilities or obligations of any nature (whether absolute, accrued, fixed, contingent or otherwise), and there is no existing fact, condition or circumstance which could reasonably be expected to result in such material liabilities or obligations, except liabilities or obligations (a) disclosed in the consolidated balance sheet of Parent as of June 30, 2006, (b) incurred since June 30, 2006, in the ordinary course of business, none of which are material to Parent and its Subsidiaries taken as a whole, or (c) as otherwise set forth in Section 3.9 of the Parent Disclosure Schedule.

Section 3.10.   Brokers.   Except as set forth in Section 3.10 of the Parent Disclosure Schedule, no broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the transactions contemplated hereby based upon arrangements made by or on behalf of Parent or any of its Subsidiaries.

ARTICLE IV
CONDUCT OF BUSINESS PENDING THE MERGER

Section 4.1.   Conduct of Business by the Company Pending the Merger.   The Company covenants and agrees that, between the execution hereof and the Effective Time, except as expressly required by this Agreement or unless Parent shall otherwise specifically agree in writing in advance, the Company shall conduct its business and shall cause the businesses of each of its Subsidiaries to be conducted, and the Company and its Subsidiaries shall not take any action except, in all material respects in the ordinary course of business and in a manner consistent with past practice and in compliance with all applicable Laws. The Company shall use its commercially reasonable efforts to (i) preserve intact the business organization and assets, rights and properties of the Company and each of its Subsidiaries, and, unless requested otherwise by Parent, (ii) operate and cause each of its Subsidiaries to operate according to plans and budgets provided to Parent (including the Company’s capital expenditures budget as previously provided to Parent), (iii) retain the services of the present officers, key employees and software development consultants of the Company and each of its Subsidiaries, to maintain in effect Material Contracts and (iv) preserve the present relationships of the Company and each of its Subsidiaries customers and other Persons with which the Company or any of its Subsidiaries has business relations. By way of amplification and not limitation, neither the Company nor any of its Subsidiaries shall, between the execution hereof and the Effective Time, directly or indirectly do, or propose to do, any of the following without the prior written consent of Parent:

(a)        amend or otherwise change the certificate of incorporation or bylaws or equivalent organizational documents of the Company or any of its Subsidiaries or alter through merger, liquidation, reorganization, restructuring or in any other fashion the corporate structure or ownership of the Company or any of its Subsidiaries;

(b)        issue, grant, sell, transfer, deliver, pledge, promise, dispose of or encumber, or authorize the issuance, grant, sale, transfer, deliverance, pledge, promise, disposition or encumbrance of, or alter or modify the terms of rights or obligations under any shares of capital stock of any class (common or preferred), or any options, warrants, convertible or exchangeable securities or other rights of any kind to acquire any shares of capital stock or any other ownership interest or stock-based rights of the Company or any of its Subsidiaries (except for the issuance of Common Stock issuable pursuant to the Stock Options outstanding on the date hereof and in accordance with the terms thereof in effect as of the date hereof); adopt, ratify or effectuate a stockholders’ rights plan or agreement or similar plan or Contract; or redeem, purchase or otherwise acquire, directly or indirectly, any of the capital stock of the Company or interest in or securities of any Subsidiary, other than shares issued upon the exercise of options outstanding as of the date of this Agreement to enable the holder to pay required withholding taxes;

(c)        declare, set aside or pay any dividend or other distribution (whether in cash, stock or property or any combination thereof) in respect of any of its capital stock (except that (i) a wholly-owned Subsidiary of the Company may declare and pay a dividend to its parent, (ii) the Company may declare and pay a cash dividend, distribution or payment to its securityholders in an aggregate amount equal to or less than the Final Working Capital, minus the Company Transaction Expenses, minus $5,000,000 and (iii) the Company may declare and pay a cash dividend, distribution or payment to its securityholders in an aggregate amount equal to or less than the amount of net cash proceeds received by the Company and its Subsidiaries in connection with the Litigations set forth in Section 7.3(a)(iii) of the Company Disclosure Schedule); split, combine or reclassify any of its capital stock, or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for, shares of its capital stock; or amend the terms of, repurchase, redeem or otherwise acquire, or permit any Subsidiary to repurchase, redeem or otherwise acquire, any of its securities or any securities of its Subsidiaries;

(d)        sell, transfer, deliver, lease, license, sublicense, mortgage, pledge, encumber, impair or otherwise dispose of (in whole or in part), or create, incur, assume or cause to be subjected to any Lien on, any of the assets, rights or properties of the Company or any of its Subsidiaries (including any Company Intellectual Property or accounts receivable) that in the aggregate would constitute material assets, rights or property of the Company and Subsidiaries, taken as a whole, other than in the ordinary course of business for reasonable and adequate consideration;

(e)        (i) acquire (by merger, consolidation, acquisition of stock or assets or otherwise) or organize any corporation, limited liability company, partnership, joint venture, trust or other entity or Person or any business organization or division thereof or (ii) acquire any rights, assets or properties other than in the ordinary course of business consistent with past practice;

(f)         Other than trade payables incurred in the ordinary course of business consistent with past practice, (i) incur or modify any Indebtedness or issue any debt securities or any warrants or rights to acquire any debt security, (ii) assume, guarantee or endorse or otherwise become responsible for, the obligations of any Person, (iii) enter into any off-balance sheet financing arrangement or any accounts receivable or payable financing arrangement, or (iv) make any loans, advances or enter into any other financial commitments;

(g)        authorize or make any capital expenditures outside of the ordinary course of business;

(h)        (i) increase the compensation or benefits of any Company Employee (except for (A) increases in salary or wages for non-executive employees with an annualized salary of less than $150,000 and (B) the accrual and payment of the 2006 employee bonuses, in each case in the ordinary course of business consistent with past practice), (ii) hire any new employee with annualized compensation (including salary, bonus, incentives and commissions) in excess of $150,000, (iii) except as set forth in Section 4.1(h) of the Company Disclosure Schedule, grant any severance or termination pay to any present or former Company Employee, (iv) loan or advance any money or other property to any present or former Company Employee, (v) except as set forth in Section 4.1(h) of the Company Disclosure Schedule, establish, adopt, enter into, amend or terminate (or grant any waiver or consent under) any Employee Plan or any plan, agreement, program, policy, trust, fund or other arrangement that would be an Employee Plan if it were in existence as of the date of this Agreement, or (vi) except as set forth in Section 4.1(h) of the Company Disclosure Schedule, grant any equity or equity-based awards or stock-based rights;

(i)         change any accounting policies, procedures or practices (including with respect to reserves, revenue recognition, timing for payments of accounts payable and collection of accounts receivable) unless required by a change in Law or GAAP;

(j)         (i) enter into any Contract that if entered into prior to the date hereof would be a Material Contract; (ii) modify, amend, extend or supplement in any material respect, transfer, terminate or fail to renew any Material Contract or waive, release or assign any rights or claims thereto or thereunder; (iii) enter into or extend any lease with respect to Real Property with any third party; (iv) modify, amend or transfer in any way, fail to renew, or terminate any license agreement, standstill or confidentiality agreement with any third party, or waive, release or assign any rights or claims thereto or thereunder, other than in the ordinary course of business consistent with past practice; or (v) enter into, modify, amend or supplement any Contract to provide exclusive rights or obligations or any non-competition or similar obligations or restrictions;

(k)        (i) make or change any Tax election or change any method of tax accounting, (ii) settle or compromise any federal, state, local or foreign Tax liability, (iii) file any amended Tax return, (iv) enter into any closing agreement relating to any Tax, (v) agree to an extension of a statute of limitations or (vi) surrender any right to claim a Tax refund;

(l)         Except as set forth in Section 4.1(l) of the Company Disclosure Schedule, pay, discharge, satisfy, settle or otherwise compromise any Litigation or waive, assign or release any material rights or claims except, in the case of Litigation, any Litigation which settlement would not: (i) impose any injunctive or similar Order on the Company or any of its Subsidiaries or restrict in any way the business of the Company or any of its Subsidiaries or (ii) exceed $200,000 in cost, liability or value to the Company or any of its Subsidiaries;

(m)      other than as permitted under Section 4.1(j), engage in, enter into or modify or amend any Contract, transaction, Indebtedness, commitment or other arrangement with, directly or indirectly, any of the directors, officers, employees, consultants, Stockholders or other Affiliates of the Company and its Subsidiaries, or any of their respective Affiliates or family members;

(n)        fail to maintain in full force and effect all self-insurance and insurance, as the case may be, currently in effect, except that existing policies may be replaced by new or successor policies of substantially similar coverage;

(o)        commence any proceeding for any voluntary liquidation, dissolution, or winding up of the Company or any of its Subsidiaries, including but not limited to initiating any bankruptcy proceedings on its or any of its Subsidiary’s behalf, except to the extent required by SEC or CFTC regulations or other applicable Laws;

(p)        at any time within the 90-day period prior to the Closing Date, effectuate a “plant closing” or “mass layoff” or similar triggering event under WARN, affecting in whole or in part any site of employment, facility, operating unit or Person employed by the Company or its Subsidiaries, except to the extent required by SEC or CFTC regulations or other applicable Laws and then only in compliance with WARN or other applicable Laws; or

(q)        authorize, recommend, propose or announce an intention to do any of the foregoing, or agree or enter into or amend any Contract or commitment to do any of the foregoing or any other action that would or could reasonably be expected to result in any conditions to the Merger set forth in Article VI not being satisfied or that reasonably would or could be expected to materially impair the ability of the Company, Parent or Merger Sub to consummate the Merger in accordance with the terms hereof or materially delay such consummation.

Section 4.2.   No Solicitation of Other Proposals.

(a)        From the date hereof until the earlier of the Effective Time or the termination of this Agreement in accordance with its terms, the Company shall not, nor shall it permit any of its Affiliates or Subsidiaries to, nor shall it authorize or permit any of its or their respective stockholders, directors, officers, employees, consultants, advisors, representatives or agents (collectively, the “Company Representatives”) to, directly or indirectly, (i) solicit, facilitate, initiate, entertain, encourage or take any action to solicit, facilitate, initiate, entertain or encourage, any inquiries or communications regarding or the making of any proposal or offer that constitutes or may constitute an Acquisition Proposal (as defined herein) or (ii) participate or engage in any discussions or negotiations with, or provide any information to or take any other action with the intent to facilitate the efforts of, any Person concerning any possible Acquisition Proposal or any inquiry or communication which might reasonably be expected to result in an Acquisition Proposal. For purposes of this Agreement, the term “Acquisition Proposal” shall mean any inquiry, proposal or offer from any Person (other than Parent, Merger Sub or any of their Affiliates) relating to (i) any merger, consolidation, reorganization or other direct or indirect business combination, recapitalization, liquidation, winding-up of, or similar transaction, involving the Company or any Subsidiary, (ii) the issuance or acquisition of shares of capital stock or other equity securities of the Company or any Subsidiary representing 25% or more of any class of the outstanding capital stock or voting power of the Company or such Subsidiary, (iii) any tender, exchange offer or other offer or bid that if consummated would result in any Person, together with all Affiliates thereof, beneficially owning shares of capital stock or other equity securities of the Company or any Subsidiary representing 25% or more of any class of the outstanding capital stock or voting power of the Company or such Subsidiary, (iv) the sale, lease, exchange, license (whether exclusive or not), assignment, transfer or other disposition of a substantial portion of the Intellectual Property or a substantial portion of the business or other assets of the Company or any Subsidiary, or (v) any other transaction, the consummation of which could reasonably be expected to impede, interfere with, prevent or materially delay the consummation of the transactions contemplated hereby or which would reasonably be expected to diminish significantly the benefits to Parent or its Affiliates of the transactions contemplated hereby. The Company shall immediately cease and cause to be terminated, and shall cause its Subsidiaries and all Company Representatives to immediately terminate and cause to be terminated, all existing discussions or negotiations with any Persons conducted heretofore with respect to, or that could reasonably be expected to lead to, an Acquisition Proposal. The Company shall take all reasonable actions to ensure that each Company Representative complies with the provisions of this Section 4.2(a). Without limiting the foregoing, any action or conduct by any Affiliate or Subsidiary of the Company or any Company Representative that would be a violation of this Section 4.2(a) if taken by the Company, whether or not such Person is purporting to act on behalf of the Company, shall be deemed to be a breach of this Section 4.2(a) by the Company.

(b)        Neither the Board of Directors of the Company nor any committee thereof shall (1) approve or recommend, or propose to approve or recommend, any Acquisition Proposal other than the Merger, (2) withdraw or modify or propose to withdraw or modify in a manner adverse to Parent or Merger Sub its approval or recommendation of the Merger, this Agreement or the transactions contemplated hereby, (3) upon a request by Parent to reaffirm its approval or recommendation of this Agreement or the Merger, fail to do so within two Business Days after such request is made (either publicly or privately as requested by Parent) or to reject any Acquisition Proposal other than the Merger, (4) approve, enter, or permit or cause the Company or any Subsidiary to enter, into any letter of intent, agreement in principle, acquisition agreement or other similar Contract or instrument related to any Acquisition Proposal, or (5) resolve or announce its intention to do any of the foregoing.

(c)        In addition to the other obligations of the Company set forth in this Section 4.2, the Company shall promptly advise Parent orally and in writing upon the receipt of any request for information with respect to any Acquisition Proposal, or any inquiry with respect to or which could result in an Acquisition Proposal, the material terms and conditions of such request, Acquisition Proposal or inquiry, and the identity of the Person making the same.

Section 4.3.   Stockholders Consents.   Each Stockholder that holds shares representing 3% or more of the outstanding shares of any class or series of Company Capital Stock (but, in the aggregate, in no event less than 90% of the outstanding shares of each applicable class or series of Company Capital Stock) has executed and delivered in the Voting Agreement, in accordance with Section 228 of the DGCL, the Stockholder Consents. The Stockholder Consents shall be sufficient to approve the Merger and are irrevocable with respect to all shares of Company Capital Stock that are owned beneficially or of record by such Stockholders or as to which they have, directly or indirectly, the right to vote or direct the voting.

Section 4.4.   Preparation of Proxy Statement.

(a)        As promptly as reasonably practicable following the date hereof, Parent shall prepare and file with the SEC proxy materials that shall constitute the Proxy Statement. The Company shall provide Parent with any information necessary for inclusion in the Proxy Statement and shall otherwise reasonably cooperate with Parent to prepare the Proxy Statement. The Proxy Statement shall comply as to form in all material respects with the applicable provisions of the Securities Act and the Exchange Act and the rules and regulations thereunder.

(b)        Parent will use commercially reasonable efforts to cause the Proxy Statement to be mailed to Parent’s stockholders as soon as reasonably practicable after the date hereof.

(c)        If at any time prior to the Effective Time any information relating to Parent or the Company, or any of their respective Affiliates, officers or directors, should be discovered by Parent or the Company which should be set forth in an amendment or supplement to the Proxy Statement so that any of such documents would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the party that discovers such information shall promptly notify the other party hereto and, to the extent required by law, rules or regulations, an appropriate amendment or supplement describing such information shall be promptly filed with the SEC and disseminated to the stockholders of Parent.

Section 4.5.   Stockholders Meeting.   Parent shall duly take all lawful and commercially reasonable action to call, give notice of, convene and hold a meeting of its stockholders on a date as soon as reasonably practicable after the date hereof (the “Parent Stockholders Meeting”) for the purpose of obtaining Parent stockholder approvals (the “Parent Stockholder Approvals”) with respect to (i) the issuance of the Stock Consideration and (ii) the amendment to Parent’s certificate of incorporation reasonably satisfactory to the Company sufficient to permit the issuance of the Stock Consideration and the granting of options to the management of the Company, and shall take all lawful and commercially reasonable action to obtain the Parent Stockholder Approvals.

Section 4.6.   Access to Information; Confidentiality.

(a)        Between the date of this Agreement and the earlier of the Effective Time or the termination of this Agreement, upon reasonable notice, each party to this Agreement shall (and shall cause each of its Subsidiaries to) afford to the officers, employees, accountants, counsel and other representatives and agents of the other party (Parent and the Company) (collectively “Party Representatives”) full access, during the period prior to the Effective Time, to all its properties, records, databases, source code, books, Contracts, commitments and other information (however stored) and, during such period, such party shall (and shall cause each of its Subsidiaries to) furnish promptly to the other party all such information as the other party may reasonably request. Each party shall (and shall cause each of its Subsidiaries to) make available to the other party the appropriate individuals for discussion of such entity’s business, properties and personnel as the other party or the other party’s Party Representatives may reasonably request. No investigation pursuant to this Section 4.6(a) shall affect any representations or warranties of the parties herein or the conditions to the obligations of the parties hereto. Without limiting the foregoing, the Company shall provide to Parent all financial information concerning the Company and its Subsidiaries as may be reasonably requested by Parent, including (i) as soon as practicable but in any event no later than 30 days after the end of any fiscal quarter of such party, financial statements of the Company for such fiscal quarter which have been reviewed by the Company’s independent accountants, and (ii) as soon as practicable but in any event no later than 10 days after the end of each calendar month, financial statements of the Company for such calendar month. On or prior to September 30, 2006, the Company shall deliver to Parent audited consolidated financial statements of the Company as of and for the quarter and six months ending June 30, 2006, which are substantially similar to the unaudited consolidated financial statements as of and for such periods as set forth in Section 2.8 of the Company Disclosure Schedule.

(b)        Each party shall keep all non-public information obtained pursuant to Section 4.7(a) confidential in accordance with the terms of the Confidentiality Agreement, dated June 9, 2006 (the “Confidentiality Agreement”), between Parent and the Company. Anything contained in the Confidentiality Agreement to the contrary notwithstanding, the Company and Parent hereby agree that each such party may issue press release(s) or make other public announcements in accordance with Section 4.10.

Section 4.7.   Reasonable Efforts; Further Assurances.

(a)        Upon the terms and subject to the conditions set forth in this Agreement, each party hereto shall use its commercially reasonable efforts to take, or cause to be taken, all actions, and do, or cause to be done, and to assist and cooperate with the other party or parties in doing, all things necessary, proper or advisable to consummate and make effective, in an expeditious manner, the Merger and the other transactions contemplated hereby, and the Related Agreements. Each of the Company and Parent shall use its commercially reasonable efforts to (i) as promptly as practicable, obtain all Approvals (including those referred to in Sections 2.5(a), 2.5(b) and 3.5(b) and set forth in Sections 2.5(a) and 2.5(b) of the Company Disclosure Schedule and Section 3.5(b) of the Parent Disclosure Schedule) necessary to consummate the transactions contemplated by this Agreement and the Related Agreements, (ii) make all filings required under applicable Law, required in connection with the authorization, execution and delivery of this Agreement by the Company and Parent and the consummation by them of the transactions contemplated hereby, including the Merger, (iii) furnish all information required for any application or other filing to be made pursuant to any applicable Foreign Competition Law or any other Law or any applicable Regulations of any Governmental Authority in connection with the transactions contemplated by this Agreement and the Related Agreements, and (iv) obtain the expiration or termination of any applicable waiting period and any required clearances under any applicable Laws; provided, however, that notwithstanding anything herein to the contrary, neither Parent nor any of its Affiliates (including, after the Effective Time, the Company and its Subsidiaries) shall be under any obligation to, nor, without Parent’s prior written consent, shall the Company or any Subsidiary, (A) make proposals, execute, agree or consent to or carry out agreements or voluntarily submit to Orders (1) providing for the sale or other disposition or holding separate (through the establishment of a trust or otherwise) of any assets or categories of assets of Parent, any of its Affiliates, including its Subsidiaries, the Company or its Subsidiaries, which assets or categories of assets, in the aggregate, would reasonably be deemed as material to the business of either Parent and its Subsidiaries taken as a whole or the Company and its Subsidiaries taken as a whole, or the holding separate of any capital stock of any such Person, or imposing or seeking to impose any limitation on the ability of Parent or any of its Affiliates to own such assets or to acquire, hold or exercise full rights of ownership of capital stock of the Company or its Subsidiaries, or (2) imposing or seeking to impose (x) any limitation whatsoever on the business activities of Parent or any of its Affiliates (other than the Company and its Subsidiaries) or (y) any limitation on the business activities of the Company or its Subsidiaries which, in the reasonable judgment of Parent, might result in a limitation of the benefit expected to be derived by Parent as a result of the transactions contemplated hereby or might adversely affect Parent or any of Parent’s Affiliates, including its Subsidiaries and the Company and its Subsidiaries or (B) otherwise take any step to avoid or eliminate any impediment which may be asserted or requested under any Law. Neither party hereto will knowingly take any action which results in any of the representations or warranties made by such party pursuant to Articles II or III, as the case may be, becoming untrue or inaccurate in any material respect.

(b)        In connection with any of the filings or efforts listed in clauses (i) through (iv) of Section 4.7(a), Parent and the Company will reasonably cooperate with each other, including furnishing each other any information reasonably requested by the other, providing copies of all such documents to the non-filing party and its advisors prior to filings and, if requested, will accept all reasonable additions, deletions or changes suggested in connection therewith. Each party shall promptly notify the other party of any communication it or any of its Affiliates receives from any Governmental Authority relating to the matters that are the subject of this Agreement and permit the other party and its advisors to review in advance any proposed communication to any Governmental Authority. No party to this Agreement shall agree to participate in any meeting with any Governmental Authority in respect of any filings, investigation or other inquiry regarding this Agreement, the Related Agreements or the transactions contemplated hereby or thereby unless such party consults with the other parties in advance, except where it is not feasible or reasonably practicable to do so. To the extent permitted by such Governmental Authority, each party agrees to give the other party the opportunity to attend and participate at any such meeting. Subject to the Confidentiality Agreement, the parties to this Agreement will provide each other with copies of all correspondence, filings and communications between them or any of their representatives or advisors, on the one hand, and any Governmental Authority or members of its staff, on the other hand, with respect to this Agreement, the Related Agreements, or the transactions contemplated hereby or thereby.

(c)        The parties hereto shall use their commercially reasonable efforts to satisfy or cause to be satisfied all of the conditions precedent that are set forth in Article V, as applicable to each of them, and to cause the transactions contemplated by this Agreement to be consummated. Each party hereto, at the reasonable request of another party hereto, shall execute and deliver such other instruments and do and perform such other acts and things as may be necessary or desirable for effecting completely the consummation of this Agreement and the transactions contemplated hereby.

Section 4.8.   Notification of Certain Matters; Certain Consents.

(a)        The Company shall give prompt notice to Parent, and Parent shall give prompt notice to the Company, of the occurrence or non-occurrence of any event the occurrence or non-occurrence of which results in any representation or warranty contained in this Agreement being untrue or inaccurate in any material respect (or, in the case of any representation or warranty qualified by its terms by materiality, then untrue or inaccurate in any respect) and any failure of the Company, Parent or Merger Sub, as the case may be, to comply with or satisfy in any material respect any covenant, condition or agreement to be complied with or satisfied by it hereunder; provided, however, that the delivery of any notice pursuant to this Section 4.8 shall not limit or otherwise affect the remedies available hereunder to the party receiving such notice.

(b)        Each of the Company and Parent shall give prompt notice to the other of (i) any notice or other communication from any Person alleging that the Approval of such Person is or may be required in connection with this Agreement, the Merger or the Related Agreements, (ii) any notice or other communication from any Governmental Authority in connection with this Agreement, the Merger or the Related Agreements, (iii) any Litigation, relating to or involving or otherwise affecting such party that relates to this Agreement, the Merger or the Related Agreements, or (iv) any fact, event, change, development, circumstance, condition or effect that is reasonably likely to delay or impede the ability of such party to consummate the transactions contemplated by this Agreement or the Related Agreements or to fulfill their respective obligations set forth herein or therein.

(c)        The Company shall give prompt notice to Parent of (i) the occurrence of a default or event that, with notice or lapse of time or both, would become a material default under any Material Contract of the Company, (ii) any fact, event, change, development, circumstance, condition or effect that could reasonably be expected to have a Company Material Adverse Effect and (iii) any of its representations or warranties contained herein failing to be true and correct in all material respects.

(d)        Parent shall give prompt notice to the Company of (i) any fact, event, change, development, circumstance, condition or effect that could reasonably be expected to have a Parent Material Adverse Effect and (ii) any of its representations or warranties contained herein failing to be true and correct in all material respects.

(e)        The Company shall give (or shall cause its Subsidiaries to give) any notices to third Persons, and use, and cause its Subsidiaries to use, commercially reasonable efforts to obtain any consents or Approvals from third Persons (i) necessary, proper or advisable to consummate the transactions contemplated by this Agreement, (ii) otherwise required under any Contracts in connection with the consummation of the transactions contemplated hereby or by any Related Agreement or (iii) required to prevent a Company Material Adverse Effect from occurring. If the Company shall fail to obtain any such Approval from a third Person, the Company shall use its commercially reasonable efforts, and will take any such actions reasonably requested by Parent (and Parent agrees to cooperate therewith as reasonably requested), to limit the adverse effect upon the Company and Parent, their respective Subsidiaries, and their respective businesses resulting, or which would result after the Effective Time, from the failure to obtain such consent.

Section 4.9.   Public Announcements.   Promptly following the execution of this Agreement, the Company and Parent shall mutually agree on the form and timing of an initial joint press release to be issued regarding this Agreement. Parent and the Company shall consult with and obtain the approval of the other party before issuing any press release or other public announcement with respect to the Merger or this Agreement and shall not issue any such press release prior to such consultation and approval, except as may be required by Law or the Regulations of any national securities exchange or national automated quotation system, in which case the party proposing to issue such press release or make such public announcement shall use its best efforts to consult in good faith with the other party before issuing any such press release or making any such public announcement.

Section 4.10.   Takeover Statutes.   If any takeover statute or other anti-takeover Regulation, charter provision or Contract is or shall become applicable to the Merger or the transactions contemplated hereby or by the Related Agreements, the Company and the Board of Directors of the Company shall grant such Approvals and take such actions as are necessary under such Laws and provisions so that the transactions contemplated hereby and thereby may be consummated as promptly as practicable on the terms contemplated hereby and thereby without adverse effect under, and otherwise act to eliminate or minimize the effects of, such Law, provision or Contract.

Section 4.11.   Shareholder Approval of Certain Payments.   As soon as practicable following the date hereof, but in all cases prior to the Closing Date, the Company shall (i) seek approval of its shareholders in a manner that complies with Section 280G(b)(5)(B) of the Code and Treasury Regulation Section 1.280G-1, which shall include adequate written disclosure prior to a vote of all persons entitled to vote thereon (the “Company Shareholder Approval”), of all payments and benefits, including those referenced in Section 2.12(f) of this Agreement and Section 2.12(f) of the Company Disclosure Schedules, which would constitute “parachute payments” that would not otherwise be deductible under Section 280G of the Code absent such Company Shareholder Approval (the “Potential 280G Benefits”); (ii) to the extent it has not done so prior to the date hereof, use its best efforts prior to seeking such Company Shareholder Approval, to secure from each of the individuals who has a right to any Potential 280G Benefits a waiver of such individual’s rights to some or all of such Potential 280G Benefits so that all remaining Potential 280G Benefits shall not be deemed to be “parachute payments” that would not be deductible under Section 280G of the Code; and (iii) deliver to Parent, prior to seeking such Company Shareholder Approval, advance notice of such shareholder vote and evidence reasonably satisfactory to Parent that Company Shareholder Approval of the Potential 280G Benefits will be solicited in accordance with Section 280G(b)(5)(B) of the Code and Treasury Regulation Section 1.280G-1.

Section 4.12.   Company Transaction Expenses.   The Company Transaction Expenses shall be paid as a set-off against the distribution to be made pursuant to Section 4.1(c)(ii).

Section 4.13.   Stock Consideration.   All shares of Parent Common Stock to be issued as the Stock Consideration will be duly authorized, validly issued, fully paid and nonassessable and not subject to any purchase option, call option, right of first refusal or offer, preemptive right, subscription right or similar right.

Section 4.14.   Funding.   Parent shall use its commercially reasonable best efforts to obtain any financing necessary to pay the Merger Consideration (the “Financing”).

Section 4.15.   Non-Competition.

(a)        In connection with the sale of their interests in the Company, each of Tom Sosnoff (“Sosnoff”) and Scott Sheridan (“Sheridan”) acknowledges and recognizes the highly competitive nature of the businesses of the Surviving Corporation and its Affiliates and agrees that, for a period of three years following the Closing Date (the “Restricted Period”), he will not, whether on his own behalf or on behalf of or in conjunction with any Person, directly or indirectly: (i) engage in any business that competes with the businesses of the Surviving Corporation or its Affiliates (including, without limitation, businesses which the Surviving Corporation or its Affiliates have specific plans to conduct in the future and in connection with which the Surviving Corporation and/or its Affiliates have expended more than nominal time and/or capital and as to which plans he is aware) in any geographical area in which the Surviving Corporation or its Affiliates produces, sells, leases, rents, licenses or otherwise provides its products or services, including without limitation any retail and institutional securities and brokerage business that has a niche market in or is focused on offering services that facilitate the trading of exchange traded equity and index options (an “Options B-D”), the investor education business, and the business of developing financial services software or technology for an Options B-D or the investor education market (a “Competitive Business”); (ii) enter the employ of, or render any services to, any Person (or any division or controlled or controlling Affiliate of any Person) who or which engages in a Competitive Business; (iii) acquire a financial interest in, or otherwise become actively involved with, any Competitive Business, directly or indirectly, as an individual, partner, shareholder, officer, director, principal, agent, trustee or consultant; or (iv) interfere with, or attempt to interfere with, business relationships (whether formed before, on or after the date of this Agreement) between the Surviving Corporation or any of its Affiliates and customers, clients, contractors, managers, consultants, suppliers or investors of the Surviving Corporation or its Affiliates. Notwithstanding anything to the contrary in this Section 4.15(a), each of Sosnoff and Sheridan may, directly or indirectly, own, solely as an investment, securities of any Person engaged in the business of the Surviving Corporation or its Affiliates which are publicly traded on a national or regional stock exchange or on the over-the-counter market if he (i) is not a controlling person of, or a member of a group which controls, such Person and (ii) does not, directly or indirectly, own 5% or more of any class of securities of such Person.

(b)        It is expressly understood and agreed that although each of Sosnoff, Sheridan and Parent consider the restrictions contained in this Section 4.15 to be reasonable, if a final judicial determination is made by a court of competent jurisdiction that the time or territory or any other restriction contained in this Agreement is an unenforceable restriction against either of Sosnoff or Sheridan, the provisions of this Section 4.15 shall not be rendered void but shall be deemed amended to apply as to such maximum time and territory and to such maximum extent as such court may judicially determine or indicate to be enforceable. Alternatively, if any court of competent jurisdiction finds that any restriction contained in this Section 4.15 is unenforceable, and such restriction cannot be amended so as to make it enforceable, such finding shall not affect the enforceability of any of the other restrictions contained herein.

Section 4.16.   Related Agreements.

(a)        The Company shall use its commercially reasonable efforts, on behalf of Parent and pursuant to the request of Parent, to cause each Stockholder party to the Voting Agreement to comply with the Voting Agreement.

(b)        On or before the Closing Date, the Company and Parent will execute and deliver, and will use their commercially reasonable efforts to cause the Escrow Agent to execute and deliver, and the Company shall use its commercially reasonable efforts to cause the Stockholders’ Agent to execute and deliver, the Escrow Agreement contemplated by Article VII, in form and substance reasonably acceptable to the Company and Parent (the “Escrow Agreement”).

Section 4.17.   Stockholders’ Agreement.   On or before the Closing Date, Parent shall execute and deliver, and the Company shall use commercially reasonable efforts to cause the stockholders of the Company referred to therein to execute and deliver, a Stockholders’ Agreement substantially in the form attached hereto as Exhibit A (the “Stockholders’ Agreement”).

Section 4.18.   Employment Agreements.   On or before the Closing Date, Sosnoff and Sheridan shall each enter into an Employment Agreement with Parent, conditioned on the Closing and effective as of the Closing Date, substantially in the form attached hereto as Exhibit B and Exhibit C, respectively (collectively, the “Executive Employment Agreements”).

Section 4.19.   Reporting Issuer.   Parent shall take all commercially reasonable steps and actions and do all such acts and things including, without limitation, make application for any order, ruling, registration or filing or give any notice required under applicable securities Laws, as may be required to (a) maintain the listing and quoting for trading of the Parent Common Stock on The NASDAQ Global Market or another national exchange and (ii) maintain its status as a reporting issuer under the Exchange Act, in each case until the earliest of (x) the date of a Parent Acquisition (without considering for such definition whether the acquiring person or group are currently affiliated with Parent), (y) the date on which the stockholders and optionholders of the Company as of immediately prior to the Effective Time hold less than 5% of the Parent Common Stock acquired hereunder and (z) five years after the Closing Date.

Section 4.20.   Separate Entity.   For the period beginning at the Effective Time and ending on the earlier of (a) the third anniversary of the Closing Date and (ii) the termination of both of Sosnoff’s and Sheridan’s employment with Parent or its successor, Parent agrees to maintain the separate corporate existence of the Surviving Corporation as a wholly-owned separate subsidiary of Parent, except as consented to by Sosnoff and Sheridan in writing or as may be otherwise required by law or Governmental Authority.

Section 4.21.   Director & Officer Indemnification.

(a)        Parent agrees that for the period beginning on the Effective Time and ending on the earliest of (i) the third anniversary of the Closing Date, (ii) the termination of Sosnoff’s and Sheridan’s employment with Parent or its successor or (iii) the date that substantially all of the assets or more than 50% of the voting capital stock of Parent is acquired by purchase, or through a consolidation, merger or other transaction, by a Person or group of Persons not currently affiliated with Parent (a “Parent Acquisition”), it shall cause the Surviving Corporation to maintain the indemnification provisions contained in the certificate of incorporation and the by-laws of the Surviving Corporation as of the Effective Time, to the extent permitted by Law.

(b)        During the period of six years after the Effective Time, Parent shall cause the Surviving Corporation to indemnify and hold harmless the Company’s current directors and executive officers (the “Tail Indemnitees”) regarding acts or omissions occurring prior to the Effective Time on terms and conditions no less favorable to the Company’s directors and executive officers as those set forth in the Company’s current indemnity agreements, provided that the Surviving Corporation may substitute therefor directors’ and officers’ liability insurance policies of a reputable insurance company the terms of which are acceptable to the Tail Indemnitees; provided, however, in no event shall Parent be required to pay related insurance premiums in excess of twice the amount that the Company currently pays therefor.

(c)        The rights of Sosnoff, Sheridan and the other Tail Indemnitees under this Section 4.21 shall be in addition to any other rights such individuals may have under the certificate or certificate of incorporation or bylaws (or equivalent organizational documents) of Parent, the Surviving Company or any of their respective Subsidiaries, under the DGCL, other applicable Law or otherwise; provided that nothing herein shall be construed to limit Parent’s rights under this Agreement. These rights shall survive consummation of the Merger and are intended to benefit, and shall be enforceable by, each such individual.

(d)        In the event Parent or the Surviving Corporation or any of their respective successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers or conveys all or substantially all of its properties and assets to any Person, then, in each such case, proper provision shall be made so that the successors and assigns of Parent or the Surviving Corporation, as the case may be, assume the obligations set forth in this Section 4.21.

ARTICLE V
CONDITIONS OF MERGER

Section 5.1.   Conditions to Obligation of Each Party to Effect the Merger.   The respective obligations of each party to effect the Merger shall be subject to the satisfaction at or prior to the Effective Time of the following conditions:

(a)        Parent Stockholder Approvals.   The Parent Stockholder Approvals shall have been obtained and shall be effective for the Stock Issuance and the amendment to Parent’s certificate of incorporation reasonably satisfactory to the Company sufficient to permit the issuance of the Stock Consideration and the granting of options to the management of the Company.

(b)        Stockholders Consents.   The Stockholder Consents shall have been obtained and shall be effective for the adoption of this Agreement by the Stockholders.

(c)        HSR Act Waiting Period.   Any applicable waiting period under the HSR Act relating to the transaction contemplated hereby shall have expired or terminated.

(d)        NASD Approval.   The Company and Parent shall have filed its application with the NASD under Conduct Rule 1017 for approval of a change of control the (“Rule 1017 Request”) at least 30 days prior to the Effective Time. The NASD shall have approved the Rule 1017 Request.

(e)        No Injunctions or Restraints; Illegality.   No temporary restraining order, preliminary or permanent injunction or other Order (whether temporary, preliminary or permanent) issued by any Court or Governmental Authority of competent jurisdiction or other legal restraint or prohibition shall be in effect which prevents the consummation of the Merger on substantially the same terms and conferring on Parent substantially all the right and benefits as contemplated herein, nor shall any proceeding brought by any Governmental Authority, domestic or foreign, seeking any of the foregoing be pending; and there shall not be any Law or Order enacted, entered, enforced or deemed applicable to the Merger, which makes the consummation of the Merger on substantially the same terms and conferring on Parent substantially all the rights and benefits as contemplated herein illegal nor shall any proceeding brought by any Governmental Authority, domestic or foreign, seeking any of the foregoing be pending. Neither the SEC nor the NASD has imposed any requirement on Parent or any of its Subsidiaries that would cause Parent or any of its Subsidiaries to be unable to conduct its business as currently conducted. None of Parent or any of its Subsidiaries (other than Surviving Corporation) will be regulated as a broker-dealer or investment adviser on account of the Merger.

(f)         No Governmental Restriction.   There shall not be any pending or threatened Litigation asserted by any Governmental Authority (i) challenging or seeking to restrain or prohibit the consummation of the Merger or any of the other transactions contemplated by this Agreement or the Related Agreements or seeking to obtain from Parent or any of its Subsidiaries any damages in connection with this Agreement or the Related Agreements that are material in relation to the Merger Consideration, (ii) seeking to prohibit or limit the ownership, operation or conduct by the Company, Parent or any of their respective Subsidiaries of any material portion of the business or assets of the Company, Parent or any of their respective Subsidiaries, to dispose of or hold separate any material portion of the business or assets of the Company, Parent or any of their respective Subsidiaries, as a result of the Merger or any of the other transactions contemplated by this Agreement or the Related Agreements, (iii) seeking to impose any material limitations on the ability of Parent or Merger Sub to acquire or hold, or exercise full rights of ownership of, any shares of capital stock of the Company, the Surviving Corporation or any of their Subsidiaries, including the right to vote such capital stock on all matters properly presented to the stockholders of the Company or the Surviving Corporation, respectively, or (iv) seeking to prohibit Parent or any of its Subsidiaries from effectively controlling in any material respect the business or operations of the Company or its Subsidiaries.

(g)        Funding.   Parent shall have obtained any Financing necessary for it to consummate the Merger.

Section 5.2.   Additional Conditions to Obligations of Parent and Merger Sub.   The obligations of Parent and Merger Sub to effect the Merger are also subject to the following conditions:

(a)        Representations and Warranties.   The representations and warranties of the Company contained in this Agreement and the Related Agreements (i) that are qualified or limited by materiality (including the word “material”) or “Company Material Adverse Effect” shall be true and correct on and as of the Closing Date with the same effect as if made on and as of the Closing Date (other than such representations that are made as of a specified date, which shall be true and correct as of such date) and (ii) that are not so qualified or limited shall be true and correct in all material respects on and as of the Closing Date with the same effect as if made on and as of the Closing Date (other than such representations that are made as of a specified date, which shall be true and correct in all material respects as of such date); and Parent and Merger Sub shall have received a certificate to such effect signed by the Chief Executive Officer and Chief Financial Officer of the Company.

(b)        Agreements and Covenants.   The Company shall have performed and complied in all material respects with all agreements and covenants required by this Agreement and the Related Agreements to be performed or complied with by it on or prior to the Closing Date; and Parent and Merger Sub shall have received a certificate to such effect signed by the Chief Executive Officer and Chief Financial Officer of the Company.

(c)        Approvals and Consents.   Parent shall have received evidence, in form and substance reasonably satisfactory to it, that (i) all Approvals of Governmental Authorities necessary or desirable in connection with this Agreement or the Related Agreements and the transactions contemplated hereby or thereby and (ii) all Approvals of third parties set forth in Section 5.2(c) of the Company Disclosure Schedule (or required to be set forth in Section 2.5(a) or Section 2.5(b) of the Company Disclosure Schedule but not so set forth) have been in each case obtained without any liability or obligation of the Company or Parent or any of their respective Affiliates or any restriction on their respective businesses or operations, other than those regulatory restrictions that were applicable to the Company on the date of this Agreement, unless Parent has consented thereto in writing in advance.

(d)        Executive Employee Agreements.   Sosnoff and Sheridan shall have executed and delivered to Parent the Executive Employment Agreements and each such Executive Employment Agreement shall be in full force and effect and shall not have been breached or repudiated by any such individual and each such individual shall continue to be employed by the Company on a full-time basis.

(e)        No Material Adverse Change.   There shall not have occurred any fact, event, change, development, circumstance or effect which, individually or in the aggregate, has had or could reasonably be expected to have a Company Material Adverse Effect.

(f)         Company Transaction Expenses.   The Company shall have submitted to Parent documentation reasonably satisfactory to Parent from all investment banks, law firms, accountants,

consultants or other professional advisors to the Company in connection with the transactions contemplated by this Agreement and the Related Agreements, including the Merger, evidencing that all Company Transaction Expenses payable to any of the foregoing have been paid in full as a set-off against the distribution to be made pursuant to Section 4.1(c)(ii), and stating the amount paid.

(g)        Corporate Records.   Parent shall have received correct and complete copies of all minute books of all stockholders, Board of Directors and committee meetings, corporate seals, stock ledgers, true and complete copies of the certificate of incorporation and bylaws (or similar organizational documents), and other similar records and items reasonably requested by Parent of the Company and its Subsidiaries, including all stock certificates or similar evidence of ownership of the common stock or other equity interests held by the Company, directly or indirectly, of all its Subsidiaries.

(h)        Resignation of Directors and Officers.   Parent shall have received letters of resignation from each of the directors and officers of the Company.

(i)         Voting Agreement.   There shall have been no breach of any material provision of the Voting Agreement by any Stockholder.

(j)         Employee Releases.   Parent shall have received a full, unconditional and general release (reasonably satisfactory to Parent) (subject to the terms and conditions set forth in Section 4.21) by each member of management, other key employees and directors, to any and all claims arising prior to or in connection with the Closing and the transactions contemplated by this Agreement that such person or entity may have against the Company or Parent and their respective Affiliates.

(k)        FIRPTA.   Parent shall have received at the Closing a duly executed and acknowledged certificate, in form and substance acceptable to Parent and in accordance with the Code and Treasury regulations, certifying such facts as to establish that the sale of the Company Capital Stock and any other transactions contemplated hereby are exempt from withholding pursuant to Section 1445 of the Code.

(l)         Fairness Opinion.   Parent shall have received a fairness opinion reasonably acceptable to it as to the fairness from a financial point of view of the Merger to the stockholders of Parent.

(m)      Stockholders’ Agreement.   The Stockholders listed in Section 5.3(d) of the Company Disclosure Schedule shall have executed and delivered the Stockholders’ Agreement.

(n)        Consulting Arrangements.   Arrangements reasonably satisfactory to Parent shall have been entered into between the Company and DevExperts LLC and its affiliates in connection with the provision of ongoing consulting services, including the documentation of the existing software applications utilized by the Company and its Subsidiaries that have been developed by DevExperts LLC.

(o)        Stock Options.   The Company has taken (i) all actions reasonably necessary (including, without limitation, obtaining all necessary consents and waivers from the holders of Stock Options) to give effect to the transactions contemplated by Section 1.10(a) and (ii) all actions reasonably necessary such that, on and after the Effective Time, the Stock Option Plan shall be cancelled, the Stock Options and all other purchase rights for shares of Company Common Stock shall cease to represent the right to purchase Company Common Stock and no Stock Option holder or holder of any other purchase rights for shares of Company Common Stock shall have any right or option to purchase Company Common Stock or any other equity security of the Company, Parent, or the Surviving Corporation (in each case, without the creation of any additional liability of the Company or any of its Subsidiaries).

(p)        Escrow Agreement.   The Company, the Stockholders’ Agent and the Escrow Agent shall have executed and delivered the Escrow Agreement.

Section 5.3.   Additional Conditions to Obligations of the Company.   The obligation of the Company to effect the Merger is also subject to the following conditions:

(a)        Representations and Warranties.   The representations and warranties of Parent and Merger Sub contained in this Agreement (i) that are qualified or limited by materiality (including the word “material”) or “Parent Material Adverse Effect” shall be true and correct on and as of the Closing Date with the same effect as if made on and as of the Closing Date (other than such representations that are made as of a specified date, which shall be true and correct as of such date) and (ii) that are not so qualified or limited shall be true and correct in all material respects on and as of the Closing Date with the same effect as if made on and as of the Closing Date (other than such representations that are made as of a specified date, which shall be true and correct in all material respects as of such date); and the Company shall have received a certificate to such effect signed by an authorized officer of Parent.

(b)        Agreements and Covenants.   Parent and Merger Sub shall have performed and complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by them on or prior to the Closing Date; and the Company shall have received a certificate to such effect signed by an authorized officer of Parent.

(c)        Approvals and Consents.   The Company shall have received evidence, in form and substance reasonably satisfactory to it, that (i) all Approvals of Government Authorities necessary or desirable in connection with this Agreement or the Related Agreements and the transaction contemplated hereby or thereby and (ii) all Approvals of third parties set forth in Section 3.5(b) of the Parent Disclosure Schedule (or not set forth in Section 3.5(b) of the Parent Disclosure Schedule but required to be so set forth) have been in each case obtained without any liability or obligation of the Company or Parent or any of their respective Affiliates or any restriction on their respective businesses or operations, other than those restrictions that were applicable to the Company and Parent on the date of this Agreement, unless the Company has consented thereto in writing in advance.

(d)        Stockholders’ Agreement.   Parent and the Stockholders listed in Section 5.3(d) of the Company Disclosure Schedule shall have executed the Stockholders’ Agreement in substantially the form attached as Exhibit A hereto.

(e)        Executive Employment Agreements.   Parent shall have executed and delivered the Executive Employment Agreements.

(f)         No Material Adverse Change.   There shall not have occurred any fact, event, change, development, circumstance or effect which, individually or in the aggregate, has, had or could reasonably be expected to have a Parent Material Adverse Effect.

(g)        Financing.   Parent shall have completed any Financing necessary to consummate the Merger and shall have made sufficient funds available to the Paying Agent and the Escrow Agent to satisfy its obligations under Section 1.13.

(h)        Stock Options.   Parent shall have taken actions reasonably satisfactory to the Company to provide for the cash retention bonus opportunities and stock option awards referred to in the letter agreement, dated September 18, 2006, from Parent to Sosnoff and Sheridan.

(i)         Escrow Agreement.   Parent and the Escrow Agent shall have executed and delivered the Escrow Agreement.

ARTICLE VI
TERMINATION, AMENDMENT AND WAIVER

Section 6.1.   Termination.   This Agreement may be terminated and the Merger contemplated hereby may be abandoned at any time prior to the Effective Time:

(a)        By mutual written consent duly authorized by Parent and the Company;

(b)        By either Parent or the Company if the Merger shall not have been consummated on or before the later of the receipt of all necessary NASD approvals and March 31, 2007 (the “End Date”); and provided, further, that the right to terminate this Agreement under this Section 6.1(b) shall not be available to any party whose willful failure to fulfill any material obligation under this Agreement has been the cause of, or resulted in, the failure of the Merger to have been consummated on or before such date;

(c)        By Company if Parent does not have financing commitments reasonably satisfactory to the Company by the 60th day after the date hereof in an amount sufficient to complete the Financing;

(d)        By either Parent or the Company, if a Court or Governmental Authority shall have issued an Order or taken any other action, in each case which has become final and non-appealable and which restrains, enjoins or otherwise prohibits the Merger;

(e)        By either Parent or the Company, if Stockholder Consents necessary to effect the Merger have been invalidated or repudiated;

(f)         By either Parent or the Company, if the Parent Stockholder Approvals have not been obtained by the End Date;

(g)        By Parent, if neither Parent nor Merger Sub is in material breach of its obligations under this Agreement, and if (i) at any time that any of the representations and warranties of the Company herein become untrue or inaccurate such that Section 5.2(a) would not be satisfied (treating such time as if it were the Effective Time for purposes of this Section 6.1(g)) or (ii) there has been a breach on the part of the Company of any of its covenants or agreements contained in this Agreement such that Section 5.2(b) would not be satisfied (treating such time as if it were the Effective Time for purposes of this Section 6.1(g)), and, in both case (i) and case (ii), such breach (if curable) has not been cured within 30 days after notice to the Company;

(h)        By the Company, if it is not in material breach of its obligations under this Agreement, and if (i) at any time that any of the representations and warranties of Parent or Merger Sub herein become untrue or inaccurate such that Section 5.3(a) would not be satisfied (treating such time as if it were the Effective Time for purposes of this Section 6.1(h)) or (ii) there has been a breach on the part of Parent or Merger Sub of any of their respective covenants or agreements contained in this Agreement such that Section 5.3(b) would not be satisfied (treating such time as if it were the Effective Time for purposes of this Section 6.1(h)), and such breach (if curable) has not been cured within 30 days after notice to Parent;

(i)         By Parent, if any of the Stockholders of the Company that is a party to the Voting Agreement shall have breached or failed to perform in any material respect any representation, warranty, covenant or agreement contained therein and such breach (if curable) has not been cured within 30 days after notice to such Stockholder; or

(j)         By Parent or the Company, if all of the conditions in Sections 5.1 (other than paragraph (g) thereof), 5.2 (other than the conditions to deliver the certificate specified in paragraphs (a) and (b) thereof) and 5.3 (other than the conditions to deliver the certificate specified in paragraphs (a) and (b) thereof, the condition to complete the financing specified in paragraph (g) thereof, and the condition of Parent to effect the Closing and satisfy its obligations under Article I, including delivering or making available sufficient funds to make all payments pursuant to Article I specified in paragraph (b) and (g)

thereof) have been satisfied and Parent fails to obtain the Financing and satisfy its obligations under Article I.

Section 6.2.   Effect of Termination.   In the event of the termination of this Agreement pursuant to Section 6.1, this Agreement (other than this Section 6.2 and Sections 4.7(b), 4.9 and 6.3 and Article VIII, which shall survive such termination) will forthwith become void, and there will be no liability on the part of Parent, Merger Sub or the Company or any of their respective officers, directors, stockholders or Affiliates to the other and all rights and obligations of any party hereto will cease, except that nothing herein will relieve any party from liability for any willful breach, prior to termination of this Agreement in accordance with its terms, of any representation, warranty, covenant or agreement contained in this Agreement.

Section 6.3.   Fees and Expenses.

(a)        All fees and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by Parent and all fees and expenses incurred by the Company in connection with this Agreement and the transactions contemplated hereby shall be paid by the Company.

Section 6.4.   Amendment.   This Agreement may be amended by the parties hereto by action taken by or on behalf of their respective Boards of Directors at any time prior to the Effective Time; provided, however, that, after the Stockholder Consents have been obtained, no amendment may be made which would reduce the amount or change the type of consideration into which each share of Company Capital Stock shall be converted upon consummation of the Merger without the consent of the Stockholders required to approve the Merger. This Agreement may not be amended except by an instrument in writing signed by all of the parties hereto.

Section 6.5.   Waiver.   At any time prior to the Effective Time, any party hereto may extend the time for the performance of any of the obligations or other acts required hereunder, waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant hereto and waive compliance with any of the agreements or conditions contained herein. Any such extension or waiver shall be valid only if set forth in an instrument in writing signed by the party or parties to be bound thereby.

ARTICLE VII
ESCROW AND INDEMNIFICATION

Section 7.1.   No Survival.   None of the representations, warranties and, except as provided in the following sentence, covenants contained herein or in any instrument delivered pursuant to this Agreement shall survive the Effective Time absent fraud or criminal activity of the Company occurring prior to the Effective Time resulting in a material decrease in the value of the Merger to Parent. This Section VII, the agreements of Parent and the Company in Sections 4.13, 4.15, 4.19, 4.20 and 4.21 and those other covenants and agreements contained herein that by their terms apply, or that are to be performed in whole or in part, after the Effective Time shall survive the consummation of the Merger.

Section 7.2.   Escrow Fund.   The Escrow Fund shall be available to compensate Parent solely pursuant to the indemnification obligations of the Stockholders until the date specified in Section 7.4(b), or if at such time there are claims made under the indemnification provision, until the earlier of (a) the resolution of the claims or (ii) the date that is two years from the date that the last claim is made.

Section 7.3.   Indemnification.

(a)        The Stockholders agree, severally, but not jointly, in accordance with their relative receipt of the Merger Consideration, to indemnify and hold harmless Parent and Merger Sub and their respective Affiliates (including, after the Effective Time, the Surviving Corporation and its Subsidiaries) and each of their respective officers, directors, agents, employees, successors and assigns (hereinafter referred to individually as a “Parent Indemnified Person” and collectively as “Parent Indemnified Persons”) from and against any and all amounts, payments, losses, damages, claims, demands, actions or causes of action, liabilities, costs and expenses, including interest, penalties and reasonable legal fees, arising out of, resulting from or relating to any of the following matters, including liabilities for Taxes (but excluding (i) diminution in value or (ii) punitive, special, multiple-based or consequential, lost profits or other similar damages, except in regards to this clause (ii) when granted by a court of competent jurisdiction with respect to a claim by a third party) (collectively, “Losses”):

(i)         in connection with Company Transaction Expenses in excess of the amount setoff therefor against the distribution to be made pursuant to Section 4.1(c)(ii);

(ii)       in the event that the amended Tax Return referred to in Section 8.1(b) is filed, in connection with the Stock Options granted under the Stock Option Plan (or any predecessor plan) solely as they relate to (A) the matters set forth in Section 7.3(a)(ii) of the Company Disclosure Schedule and (B) any requirement by the Internal Revenue Service for the Company to repay a refund of Taxes resulting from the disallowance of a deduction for payment of the Option Consideration pursuant to Section 1.10(a);

(iii)      in connection with the Litigations set forth in Section 7.3(a)(iii) of the Company Disclosure Schedule, to the extent incurred after the Effective Time;

(iv)       in connection with the Tax treatment of the Contracts set forth in Section 7.3(a)(iv) of the Company Disclosure Schedule; or

(v)        in connection with the Dissenting Shares, provided, however, that such Losses shall be limited to one half of the amount equal to the excess, if any, of (A) any amounts Parent, Merger Sub, the Company or the Surviving Corporation is required by a court of competent jurisdiction to pay, or pays in settlement, in respect of any Dissenting Shares over (B) the amount of the Merger Consideration into which such Dissenting Shares would have been converted in the Merger had such shares not been Dissenting Shares.

The Escrow Fund shall be security (and not a cap) for the indemnity obligations set forth above, subject to the limitations set forth in this Agreement. Any amounts that may become due and payable to any Parent Indemnified Person under this Section 7.3(a) shall be satisfied, first, out of the Escrow Fund (to the extent available) and, second, by claims made directly against such Stockholders.

(b)        Parent and Merger Sub’s sole remedy under this Agreement and the Related Agreements and in connection with the transactions contemplated hereby after the Closing Date shall be the indemnification set forth in this Section 7.3 absent fraud or criminal activity of the Company occurring prior to the Effective Time resulting in a material decrease in the value of the Merger to Parent; provided, however, that in such case the Stockholders’ aggregate liability hereunder shall not exceed the amount of the Merger Consideration and each Stockholder’s individual liability shall not exceed the amount of the Merger Consideration received by such Stockholder. The only legal action that may be asserted by a Parent Indemnified Person against the Stockholders with respect to any matter that is the subject of this Article VII shall be a contract action to enforce, or to recover Losses as an indemnification claim for the breach of, this Agreement. Without limiting the generality of the foregoing, no legal action based upon predecessor or successor liability, contribution, tort or strict liability or any statute, regulation or ordinance may be maintained by the Parent Indemnified Persons against any of the Stockholders with respect to any matter that is the subject of this Article VII.

(c)        For indemnification under Section 7.3(a)(iv), claims must be made prior to the first anniversary of the Effective Time, and the Stockholders’ aggregate liability thereunder shall not exceed $500,000. A claim for indemnification under any other subsection of Section 7.3(a) must be made at or prior to the date specified in Section 7.4(b), and the Stockholders’ aggregate liability thereunder shall not exceed $170,000,000 and shall be further limited, with respect to each Stockholder, to the actual cash portion of the Merger Consideration received by such Stockholder. Notwithstanding anything to the contrary set forth herein, the Stockholders’ liability in regard to a claim for indemnification pursuant to this Article VII shall be borne pro rata by the Stockholders, with each Stockholder’s liability in regards to any such claim being limited to such Stockholder’s proportionate receipt of the Merger Consideration.

Section 7.4.   Escrow Fund.

(a)        On the first anniversary of the Effective Time, Parent shall deliver from and to the extent available in the Escrow Fund to the Stockholders’ Agent on behalf of the Stockholders an amount in cash equal to the excess (if any) of (i) $500,000 over (ii) amounts that would be necessary to satisfy any then pending and unsatisfied or unresolved claims under Section 7.3(a)(iv) specified in any Escrow Claim Notice delivered to the Escrow Agent prior to such date.

(b)        On the later of (i) the earlier of (A) the expiration of the federal statute of limitations (as determined under Code Section 6501(a) without regard to other subsections under Code Section 6501, except for (I) an extension of the statute of limitations in connection with an audit by the Internal Revenue Service as reasonably agreed to by the Stockholders’ Agent or (II) in the event of notification from the Internal Revenue Service before the expiration of statute of limitations under Code Section 6501(a) (without regard to other subsections under code section 6501) that they will seek to assess the Surviving Corporation under a longer running statute of limitations) for the year in which the net operating loss specified in Section 8.1(b) was created and (B) the completion of an audit by the Internal Revenue Service of the year in which the net operating loss was created, (ii) the final resolution or settlement of the Litigations set forth in Section 7.3(a)(iii) of the Company Disclosure Schedule and (iii) the first anniversary of the Effective Time, Parent shall deliver from and to the extent available in the Escrow Fund to the Stockholders’ Agent on behalf of the Stockholders an amount in cash equal to the excess (if any) of (x) the amount in the Escrow Fund over (y) the amounts that would be necessary to satisfy any then pending and unsatisfied or unresolved claims specified in any Escrow Claim Notice delivered to the Escrow Agent prior to such date.

(c)        Amounts not distributed under paragraphs (a) and (b) above shall remain in the Escrow Fund until the related claims have been resolved or until any such portion of the remaining amount of the Escrow Fund is determined pursuant to Section 7.5 to be no longer necessary to satisfy such claims (but in no event later than two years after the last claim has been made). As soon as all such claims have been resolved or any such portion of the remaining amount of the Escrow Fund is determined pursuant to Section 7.5 to be no longer necessary to satisfy such claims, the Escrow Agent shall deliver to the Stockholders’ Agent on behalf of the Stockholders the remaining portion of the Escrow Fund, if any, not required to satisfy such claims.

(d)        Upon receipt by the Escrow Agent on or before the date specified in Section 7.4(b) of a notice from Parent (an “Escrow Claim Notice”) stating that an indemnification claim or claims pursuant to Section 7.3(a) is being made (including in reasonable detail a summary of the circumstances from which such claim or claims arises and a description of the alleged Losses), the Escrow Agent shall, subject to the provisions of Section 7.5 below, deliver to Parent out of the Escrow Fund, as promptly as practicable, cash held in the Escrow Fund in an amount equal to such Losses.

Section 7.5.   Objections to Claims; Resolution of Conflicts.

(a)        At the time of delivery of any Escrow Claim Notice to the Escrow Agent, a duplicate copy of such Escrow Claim Notice shall be delivered to the Stockholders’ Agent, and, for a period of fifteen (15) Business Days after such delivery to the Escrow Agent of such Escrow Claim Notice, the Escrow Agent shall make no payment pursuant to Section 7.4(d) hereof unless the Escrow Agent shall have received written authorization from the Stockholders’ Agent to make such delivery. After the expiration of such fifteen (15) Business Day period, the Escrow Agent shall make payment in accordance with Section 7.4(d) hereof; provided that no such payment may be made if and to the extent the Stockholders’ Agent shall object in a written statement (describing the basis for any objection with reasonable specificity) to the claim made in the Escrow Claim Notice and such statement shall have been delivered to the Escrow Agent and to Parent prior to the expiration of such fifteen (15) Business Day period.

(b)        In case the Stockholders’ Agent shall so object in writing to any claim or claims by Parent made in any Escrow Claim Notice, the Stockholders’ Agent and Parent shall attempt in good faith for thirty (30) days to agree upon the rights of the respective parties with respect to each of such claims. If the Stockholders’ Agent and Parent should so agree, a memorandum setting forth such agreement shall be prepared and signed by both parties and shall be furnished to the Escrow Agent. The Escrow Agent shall be entitled to rely on any such memorandum and shall pay the amount set forth in such memorandum in accordance with the terms thereof.

(c)        If no such agreement can be reached after the aforementioned good faith negotiation, Parent may institute proceedings in a court of competent jurisdiction (in accordance with Section 8.11) to resolve any such dispute, and each of Parent and Stockholders’ Agent shall seek to resolve such dispute promptly in a commercially reasonable manner.

(d)        For purposes of this Section 7.5(d), in any proceeding brought under Section 7.5(c) in which any claim or the amount thereof stated in the Escrow Claim Notice is at issue, Parent shall be deemed to be the non-prevailing party, unless the court awards Parent one-half (1/2) or more of the amount in dispute, in which case the Stockholders shall be deemed to be the non-prevailing parties. The non-prevailing party or parties to any such proceeding shall pay its or their own expenses and the expenses, including without limitation attorneys’ fees and costs, reasonably incurred by the other party to the proceeding (which, where the Stockholders’ Agent is the non-prevailing party, shall be paid to Parent out of the Escrow Fund).

Section 7.6.   Stockholders’ Agent.

(a)        Sheridan shall be, and hereby is, constituted and appointed as agent and attorney-in-fact (“Stockholders’ Agent”) for and on behalf of the Stockholders to give and receive notices and communications, to authorize payment to Parent from the Escrow Fund in satisfaction of claims by Parent, to object to such deliveries, to agree to, negotiate, enter into settlements and compromises of, and demand arbitration and comply with orders of courts and awards of arbitrators with respect to such claims, to receive distributions from the Escrow Fund on behalf of the Stockholders, and to take all actions necessary or appropriate in the judgment of the Stockholders’ Agent for the accomplishment of the foregoing, all on behalf of and with binding effect on, each of the Stockholders. Such agency may be changed by the holders of a majority in interest of the Escrow Fund from time to time upon not less than ten (10) days’ prior written notice to Parent. No bond shall be required of the Stockholders’ Agent, and the Stockholders’ Agent shall receive no compensation for services rendered. Notices or communications to or from the Stockholders’ Agent shall constitute notice to or from each of the Stockholders.

(b)        The Stockholders’ Agent shall not be liable for any act done or omitted hereunder as Stockholders’ Agent while acting in good faith and in the exercise of reasonable judgment, and any act done or omitted pursuant to the advice of counsel shall be conclusive evidence of such good faith. The Stockholders shall severally, but not jointly, indemnify the Stockholders’ Agent and hold him harmless against any loss, liability or reasonable expense incurred without gross negligence or bad faith on the part of the Stockholders’ Agent and arising out of or in connection with the acceptance or administration of the duties hereunder with such apportionment calculated in accordance with the portion of the Merger Consideration received by each such Stockholder.

(c)        The Stockholders’ Agent shall have reasonable access to information about the Company and the reasonable assistance of the Company’s officers and employees for purposes of performing its duties and exercising its rights hereunder; provided that the Stockholders’ Agent shall treat confidentially and not disclose any nonpublic information from or about the Company to anyone (except on a need to know basis to individuals who agree to treat such information confidentially).

Section 7.7.   Actions of the Stockholders’ Agent.   A decision, act, consent or instruction of the Stockholders’ Agent shall constitute a decision of all Stockholders for whom funds are deposited in the Escrow Fund and shall be final, binding and conclusive upon each such Stockholder, and the Escrow Agent and Parent may rely upon any decision, act, consent or instruction of the Stockholders’ Agent as being the decision, act, consent or instruction of each and every such Stockholder. The Escrow Agent and Parent are hereby relieved from any liability to any Person for any acts done by them in accordance with such decision, act, consent or instruction of the Stockholders’ Agent. Notwithstanding anything to the contrary set forth herein, the Stockholders’ Agent shall have no authority to enter into any settlement agreement or other instrument that includes any admission of guilt or wrongdoing by any Stockholder without the prior written consent of such Stockholder.

Section 7.8.   Notice; Third-Party Claims.

(a)        Promptly after receipt (and in any event within 20 days) by a Parent Indemnified Person under Section 7.3 of notice of the commencement of any third party claim which such Parent Indemnified Person reasonably believes may result in a demand for indemnification against it, such Parent Indemnified Person will, if a claim is to be made against the Stockholders for indemnification hereunder, give notice to the Stockholders and the Stockholders’ Agent of the commencement of such claim, but the failure to notify the Stockholders and the Stockholders’ Agent will not relieve the Stockholders of any liability that they may have to any Parent Indemnified Person, except to the extent that the Stockholders demonstrate that the defense of such action is prejudiced by the Parent Indemnified Person ‘s failure to give such notice.

(b)        If any third-party claim referred to in Section 7.8(a) is brought against a Parent Indemnified Person and it gives notice to the Stockholders and the Stockholders’ Agent of the commencement of such third-party claim, the Stockholders will, unless the claim involves Taxes, be entitled to participate in such Action and, to the extent that they wish (unless the Stockholders are also a party to such Action and the Parent Indemnified Person determines in good faith that joint representation would be inappropriate due to a bona fide conflict of interest), to assume the defense of such Action with counsel reasonably satisfactory to the Parent Indemnified Person and, after notice from the Stockholders to the Parent Indemnified Person of their election to assume the defense of such Action, the Stockholders will not, as long as they reasonably diligently conduct such defense, be liable to the Parent Indemnified Person under this Section 7.8 for any fees of other counsel or any other expenses with respect to the defense of such Action, in each case subsequently incurred by the Parent Indemnified Person in connection with the defense of such Action, other than reasonable costs of investigation. If it is determined that joint representation is inappropriate due to a bona fide conflict of interest, then the Stockholders shall pay all reasonable costs and expenses of one separate counsel for the Parent Indemnified Person. If the Stockholders assume the defense of an Action, (i) it will be conclusively established for purposes of this Agreement that such claims are within the scope of and subject to indemnification; (ii) no compromise or settlement of such claims may be effected by the Stockholders without the Parent Indemnified Person ‘s consent (not to be unreasonably withheld) unless (A) there is no finding or admission of any violation of Law or any violation of the rights of any Person and no effect on any other claims that may be made against the Parent Indemnified Person, and (B) the sole relief provided is monetary damages that are paid in full by the Stockholders; and (iii) the Parent Indemnified Person will have no liability with respect to any compromise or settlement of such claims effected without its consent. If notice is given to the Stockholders and the Stockholders’ Agent of any third party Action and the Stockholders do not, within ten days after the Parent Indemnified Person’s notice is given, give notice to the Parent Indemnified Person of their election to assume the defense of such Action, the Stockholders will be bound by any determination made in such Proceeding or any compromise or settlement effected by the Parent Indemnified Person.

(c)        Notwithstanding the foregoing, if a Parent Indemnified Person determines in good faith that there is a reasonable probability that an Action may adversely affect it or its Affiliates other than as a result of monetary damages for which it would be entitled to indemnification under this Agreement, the Parent Indemnified Person may, by notice to the Stockholders and the Stockholders’ Agent, assume the exclusive right to defend, compromise, or settle such Action, but the Stockholders will not be bound by any determination of a claim so defended or any compromise or settlement effected without their consent (which may not be unreasonably withheld).

Section 7.9.   Adjustment to Purchase Price.   The parties agree that any indemnification payments made pursuant to this Agreement shall be treated for Tax purposes as an adjustment to the Merger Consideration, unless otherwise required by applicable law. Any amounts payable pursuant to this Article VII shall be (a) reduced by any proceeds received from insurance policies, risk sharing pools, or similar arrangements covering the Losses that are the subject to the claim for indemnity, (b) reduced by any proceeds received from third parties, through indemnification, counterclaim or otherwise in compensation for the subject matter of an indemnification claim by such Parent Indemnified Person and (c) adjusted appropriately to take into account any Tax benefits resulting from the Losses that are the subject of the indemnity and receipt of the indemnification payment. If any proceeds, benefits or recoveries are received by a Parent Indemnified Person with respect to any Losses after a Parent Indemnified Person has received an indemnification payment pursuant to this Article VII with respect thereto, and receipt of such proceeds, benefits or recoveries prior to such indemnification payment would have reduced the amount of such indemnification payment if received prior to such payment pursuant to this Section 7.9, then such Parent Indemnified Person shall promptly, but in any event no later than ten (10) Business Days after the receipt of such proceeds, benefits or recoveries, proportionately pay the amount of such proceeds, benefits or recoveries to the Stockholders with such apportionment calculated in accordance with the portion of the Merger Consideration received by each such Stockholder.

ARTICLE VIII
GENERAL PROVISIONS

Section 8.1.   Tax Matters.

(a)        The Company shall timely prepare and file, or cause to be prepared and filed, all Tax Returns in respect of the Company that are required to be filed on or prior to the Closing Date. All such Tax Returns shall be prepared on a basis consistent with past practice and in accordance with Law. The Company shall timely pay or cause to be paid to the relevant Governmental Authority all Taxes due in connection with any such Tax Returns. Parent shall timely prepare and file, or cause to be prepared and filed, all other Tax Returns in respect of the Company.

(b)        Parent agrees that, at the request of the Stockholders’ Agent, it shall file amended federal income tax returns to carry back to the fullest extent possible any net operating losses shown on the federal income Tax Return for the taxable period ending on the Closing Date to the two preceding tax years for the benefit of the Stockholders. Any net operating loss carryforward (as adjusted for carrybacks) resulting from such period will be for the benefit of Parent. Any refunds of Taxes attributable to net operating loss carrybacks pursuant to this paragraph shall be placed in the Escrow Fund on or promptly after the date of receipt of the refund from the Internal Revenue Service, and such amounts shall be released to the Stockholders upon the date specified in Section 7.4(b). Any amounts payable to the Stockholders pursuant to this paragraph shall first be applied against any outstanding indemnity obligation of the Stockholders under Section 7.3(a)(ii). Parent agrees that any Tax deductions relating to the payment of the Option

Consideration shall be reported on the Company’s federal income Tax Return for the taxable period ending on the Closing Date.

(c)        Except as described in Section 8.1(b), any refunds or credits of Taxes of the Company shall be for the account of Parent.

(d)        If a claim shall be made by any taxing authority that, if successful, might result in an indemnity payment to any Parent Indemnified Person pursuant to Section 7.3(a)(ii) or (iv) hereof, the Parent Indemnified Person shall notify the Stockholders promptly of such claim (a “Tax Claim”). Parent shall control all proceedings with respect to any Tax Claim, provided, however, that if the results of any such contest could reasonably be expected to result in material adverse Tax consequences to the Stockholders, the Stockholders at their own expense, shall have a right to participate in the defense and settlement of any such Tax Claim. Each Stockholder shall use its respective commercially reasonable efforts to cooperate with Parent and the Surviving Corporation in contesting any Tax Claim under this Section 8.1(d). There shall be no settlement or closing or other agreement with respect thereto without the consent of the Stockholders, which consent shall not be unreasonably withheld.

(e)        Cooperation and Exchange of Information.   The Company and the Stockholders’ Agent will provide each other with such cooperation and information as any of them reasonably may request of the other in filing any Tax Return, amended Tax Return or claim for refund or indemnification, determining a liability for Taxes or a right to a refund of Taxes or participating in or conducting any audit or other proceeding in respect of Taxes. Such cooperation and information shall include providing copies of relevant Tax Returns or portions thereof, together with accompanying schedules and related work papers and documents relating to rulings or other determinations by taxing authorities. Each party shall make its employees available at no cost to the other on a mutually convenient basis to provide explanations of any documents or information provided hereunder. Each party will retain all Tax Returns, schedules and work papers and for material records or other documents relating to Tax matters of the Company and the Surviving Corporation for its taxable period first ending after the Closing Date and for all prior taxable periods until the later of (i) the expiration of the statute of limitations of the taxable periods to which such returns and other documents relate, including extensions for the respective Tax periods, or (ii) eight years following the due date (including extensions) for such Tax Returns. Any information obtained under this Section 8.1(e) shall be kept confidential, except as may be otherwise necessary in connection with the filing of returns or claims for refund or in conducting an audit or other proceeding.

(f)         Transfer Taxes.   All transfer, documentary, sales, use, registration and any other similar Taxes (including all applicable real estate transfer Taxes) and related fees (including any penalties, interest and additions to Tax) (“Transfer Taxes”) arising out of or incurred in connection with this Agreement shall be borne by Parent. For the avoidance of doubt, “Transfer Taxes” do not include income, withholding or employment Taxes. The party that is legally required to file a Tax Return relating to Transfer Taxes shall be responsible for preparing and timely filing such Tax Return.

Section 8.2.   Notices.   All notices or other communications which are required or permitted hereunder shall be in writing and sufficient if delivered personally or sent by nationally recognized overnight courier or by registered or certified mail, postage prepaid, return receipt requested, or by electronic mail, with a copy thereof to be delivered or sent as provided above or by facsimile or telecopier, as follows:

(a)        If to Parent or Merger Sub:

INVESTools Inc.
13947 South Minuteman Drive
Draper, Utah 84020
Facsimile: (801) 816-6010
E-Mail: ida.kane@investools.com
Attention: Ida Kane, Chief Financial Officer

With copies to:

Simpson Thacher & Bartlett LLP
425 Lexington Avenue
New York, New York 10017
Facsimile: (212) 455-2502
E-Mail: gsellers@stblaw.com
Attention: Gary L. Sellers, Esq.

(b)        If to the Company:

thinkorswim Group, Inc.
600 West Chicago Avenue, Suite 100
Chicago, Illinois 60610
Facsimile: (312) 212-5858
E-Mail: kristi@thinkorswim.com
Attention: Kristi Ross, Chief Financial Officer

With a copy to:

Sugar, Friedberg & Felsenthal LLP
30 North LaSalle Street
Suite 3000
Chicago, Illinois 60602
Facsimile: (312) 372-7951
E-Mail: lweiss@sff-law.com
Attention: Leslie J. Weiss

(c)        If to the Stockholders’ Agent:

Scott Sheridan
c/o thinkorswim Group, Inc.
600 West Chicago Avenue, Suite 100
Chicago, Illinois 60610
Facsimile: (773) 435-1293
E-Mail: scott@thinkorswim.com

or to such other address as the party to whom notice is to be given may have furnished to the other party in writing in accordance herewith. All such notices or communications shall be deemed to be received (i) in the case of personal delivery, nationally recognized overnight courier or registered or certified mail, on the date of such delivery and (ii) in the case of facsimile or telecopier or electronic mail, upon confirmed receipt.

Section 8.3.   Disclosure Schedules.   The Company Disclosure Schedule and the Parent Disclosure Schedule each shall be divided into sections corresponding to the sections and subsections of this Agreement. Disclosure of any fact or item in any section of a party’s Disclosure Schedule (unless expressly referenced with specificity therein) shall not be deemed to be disclosed with respect to such other section unless the applicability of such fact or item thereto is reasonably apparent upon its face.

Section 8.4.   Certain Definitions.   For purposes of this Agreement, the term:

(a)        “Action” means any claim, action, suit, proceeding, arbitration, mediation or other investigation as to which written notice has been provided to the applicable party.

(b)        “Affiliate” means any Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, the first mentioned Person, including, with respect to the Company, any corporation, partnership, limited liability company or joint venture in which the Company (either alone, or through or together with any other Subsidiary) has, directly or indirectly, an interest of 10% or more.

(c)        “Balance Sheet Date” means December 31, 2005; provided that, upon the delivery of the audited consolidated financial statements as of and for the quarter and six months ending June 30, 2006 as set forth in Section 4.6(a), the “Balance Sheet Date” shall mean June 30, 2006.

(d)        “beneficial owner” (including the terms “beneficial ownership” and “to beneficially own”) with respect to a Person’s ownership of any securities means such Person or any of such Person’s Affiliates or associates (as defined in Rule 12b-2 under the Exchange Act) is deemed to beneficially own, directly or indirectly, within the meaning of Rule 13d-3 under the Exchange Act.

(e)        “Business Day” means any day other than a Saturday, Sunday or day on which banks are permitted to close in the State of New York.

(f)         “CFTC” means the Commodity Futures Trading Commission.

(g)        “Company Disclosure Schedule” means a schedule of even date herewith delivered by the Company to Parent concurrently with the execution of this Agreement, which, among other things, will identify exceptions and other matters with respect to the representations, warranties and covenants of the Company contained in certain specific sections and subsections of this Agreement.

(h)        “Company Material Adverse Effect” or “Company Material Adverse Change” means an adverse change, event, development or effect that has had or is reasonably likely to have, individually or in the aggregate, a material adverse effect or impact on (i) the position (financial or otherwise), prospects, assets, liabilities, business or results of operations of the Company and its Affiliates taken as a whole, or (ii) the ability of the Company or any Affiliate of the Company to timely perform its obligations under this Agreement or to consummate the Merger or the other transactions or actions contemplated by this Agreement; provided, however, that none of the following shall be deemed to constitute, and none of the following shall be taken into account in determining whether there has been, a Company Material Adverse Effect or Company Material Adverse Change: any adverse change, event, development or effect arising from or relating to (A) state, national or international political, social, general business or economic conditions relating to the business of the Company, (B) the commencement, occurrence or continuation of any war, armed hostilities or acts of terrorism involving the or affecting the United States, (C) changes in U.S. GAAP, or (D) the execution or announcement of this Agreement or the consummation of the transactions contemplated hereby, to the extent that such change, event, development or effect is principally related to (I) the identity of Parent or its Affiliates or (II) any public announcement by Parent or its Affiliates related to the Company including any such change, event, development or effects described in this subpart (D) arising from the termination, expiration or non-renewal of any business relationship between any person and the Company resulting principally from the identity of Parent or any of its Affiliates or any such public announcements (as opposed to the mere fact that the Company is being acquired) ; provided, however, in the case of clauses (A), (B) or (C) above, that such adverse change, event development or effect has not had and is not reasonably likely to have a disproportionate effect on the Company and its Subsidiaries, taken as a whole, compared to other Persons that conduct business in the industries in which the Company and its Subsidiaries generally operate.

(i)         “Company Transaction Expenses” means all costs, fees and expenses incurred (whether or not invoiced) by the Company or any of its Subsidiaries in connection with this Agreement and the transactions contemplated hereby, including fees and expenses of advisors, investment bankers, lawyers and accountants arising out of, relating to or incidental to the discussion, evaluation, financing, negotiation and documentation of the transactions contemplated hereby. For the avoidance of doubt, “Company Transaction Expenses” shall include one-half of the fees and expenses of Baker & McKenzie LLP.

(j)         “Contract” means any contract, plan, undertaking, understanding, agreement, license, sublicense, consent, lease, note, bond, indenture, permit, franchise, instrument, mortgage or other binding commitment or obligation, whether written or oral.

(k)        “control” (including the terms “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of a Person, whether through the ownership of stock, as trustee or executor, by Contract or credit arrangement or otherwise.

(l)         “Court” means any court or arbitration tribunal of the United States, any domestic state, or any foreign country, and any political subdivision or agency thereof.

(m)      “Foreign Competition Laws” means any non-U.S. Laws and Orders that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization, lessening of competition or restraint of trade.

(n)        “Governmental Authority” means any governmental agency or authority of the United States, any domestic state, or any foreign country, and any political subdivision or agency thereof, and includes any authority having governmental or quasi-governmental powers, including any administrative agency or commission, and including, but not limited to, the United States Patent and Trademark Office and the United States Copyright Office.

(o)        “Indebtedness” means (i) all indebtedness (whether or not contingent) for borrowed money, (ii) all obligations (contingent or otherwise) for the deferred purchase price of assets, property or services (other than current trade payables incurred in the ordinary course of business), (iii) all obligations evidenced by notes, bonds, debentures or other similar instruments, (iv) all indebtedness created or arising under any conditional sale or other title retention agreement with respect to property, (v) all obligations under capital leases, (vi) all obligations, contingent or otherwise, as an account party under acceptance, letter of credit or similar facilities, (vii) all obligations under any currency, interest rate or other hedge agreement or any other hedging arrangement, (viii) all direct or indirect guarantee, support or keep well obligations in respect of obligations of the kind referred to in clauses (i) through (vii) above, and (ix) all obligations of the kind referred to in clauses (i) through (viii) above secured by (or for which the holder of such obligation has an existing right, contingent or otherwise, to be secured by) any Lien on property (including, without limitation, accounts and Contract rights) owned by the Company or its Subsidiaries, whether or not the Company or any Subsidiary has assumed or become liable for the payment of such obligation.

(p)        “Intellectual Property” means all United States and foreign intellectual property, including, without limitation, all (i) trademarks, service marks, trade names, brand names, corporate names, URLs, Internet domain names, slogans, logos, trade dress and other source indicators, together with all goodwill of any business symbolized thereby; (ii) patents, inventions, discoveries, processes, designs, techniques, developments, technology, formulae, know-how and show-how; (iii) copyrights and works of authorship in any media (including Internet site content, Software, advertising and promotional materials) and (iv) trade secrets and other confidential or proprietary information, current and potential customer, client and user lists and data, analyses and research.

(q)        “Knowledge” means (i) in the case an individual, actual knowledge of a particular fact or other matter, and (ii) in the case of a Person (other than an individual), such Person will be deemed to have “Knowledge” of a particular fact or other matter if any individual who is serving, or has at any time served, as a director or executive officer of such Person (or in any similar capacity) has, or at any time had, Knowledge (as contemplated by clause (i) of this Section 8.4(q)) of such fact or other matter.

(r)        “Law” means all laws, statutes, ordinances, directives, Regulations and similar mandates of any Governmental Authority, including all Orders of Courts having the effect of law in each such jurisdiction.

(s)        “Lien” means any mortgage, pledge, security interest, attachment, encumbrance, lien (statutory or otherwise), license, claim, option, conditional sale agreement, right of first refusal, first offer, termination, participation or purchase or charge of any kind (including any agreement to give any of the foregoing); provided, however, that the term “Lien” shall not include (i) statutory liens for Taxes, which are not yet due and payable, (ii) statutory or common law liens to secure landlords, lessors or renters under leases or rental agreements confined to the premises rented, (iii) deposits or pledges made in connection with, or to secure payment of, workers’ compensation, unemployment insurance, old age pension or other social security programs mandated under applicable Laws, (iv) statutory or common law liens in favor of carriers, warehousemen, mechanics and materialmen, to secure claims for labor, materials or supplies and other like liens, and (v) restrictions on transfer of securities imposed by applicable state and federal securities Laws.

(t)         “Litigation” means any claim, suit, case, action, arbitration, cause of action, complaint, allegation, criminal prosecution, investigation, demand letter, or proceeding, whether at law or at equity, before or by any Court or Governmental Authority, any arbitrator or other tribunal.

(u)        “NASD” shall mean the National Association of Securities Dealers, Inc.

(v)        “Order” means any judgment, order, award, stipulation, decision, writ, injunction, ruling or decree of, or any settlement under the jurisdiction of, any Court or Governmental Authority.

(w)       “Parent Disclosure Schedule” means a schedule of even date herewith delivered by Parent concurrently with the execution of this Agreement, which, among other things, will identify exceptions and other matters with respect to the representations, warranties and covenants of Parent contained in certain specific sections and subsections of this Agreement.

(x)        “Parent Material Adverse Effect” or “Parent Material Adverse Change” means an adverse change, event, development or effect that has had or is reasonably likely to have, individually or in the aggregate, a material adverse effect or impact on (i) the position (financial or otherwise), prospects, assets, liabilities, business or results of operations of Parent and its Affiliates taken as a whole, or (ii) the ability of Parent or any Affiliate of Parent to timely perform its obligations under this Agreement or to consummate the Merger or the other transactions or actions contemplated by this Agreement; provided, however, that none of the following shall be deemed to constitute, and none of the following shall be taken into account in determining whether there has been, a Parent Material Adverse Effect or Parent Material Adverse Change: any adverse change, event, development or effect arising from or relating to (A) state, national or international political, social, general business or economic conditions relating to the business of Parent, (B) the commencement, occurrence or continuation of any war, armed hostilities or acts of terrorism involving the or affecting the United States, (C) changes in U.S. GAAP or (D) the execution or announcement of this Agreement or the consummation of the transactions contemplated hereby, to the extent that such change, event, development or effect is principally related to (I) the identity of Parent or its Affiliates or (II) any public announcement by the Company or its Affiliates related to Parent including any such change, event, development or effects described in this subpart (D) arising from the termination, expiration or non-renewal of any business relationship between any person and Parent resulting principally from the identity of Parent or any of its Affiliates or any such public announcements (as opposed to the mere fact that Company is being acquired); provided, however, in the case of clauses (A), (B) or (C) above, that such adverse change, event development or effect has not had and is not reasonably likely to have a disproportionate effect on Parent and its Subsidiaries, taken as a whole, compared to other Persons that conduct business in the industries in which Parent and its Subsidiaries generally operate.

(y)        “Paying Agent” means any bank or trust company organized under the Laws of the United States or any of the states thereof and having a net worth in excess of $100 million designated and appointed to act as the Paying Agent in the Merger.

(z)        “Person” means an individual, corporation, partnership, association, trust, unincorporated organization, limited liability company, other entity or group (as defined in Section 13(d)(3) of the Exchange Act).

(aa)      “Regulation” means any rule, regulation, policy or interpretation of any Governmental Authority having the effect of Law.

(bb)     “Related Agreements” means the Voting Agreement and the Escrow Agreement.

(cc)      “Software” means any and all computer programs, software and applications and related algorithms, models and methodologies, source code and object code, flow charts, descriptions and documentation, databases and compilations, including any and all data and collections of data, whether machine readable, on paper or otherwise and all documentation and other works of authorship relating to any of the foregoing.

(dd)     “Stock Issuance” means the issuance of 19,104,762 shares of Parent Common Stock by Parent to holders of Company Capital Stock in payment of the Merger Consideration.

(ee)      “Stockholder” means each holder of any Company Capital Stock and each holder of any Stock Options.

(ff)       “Subsidiary” or “Subsidiaries” of the Company, the Surviving Corporation, Parent or any other Person means any corporation, partnership, joint venture, limited liability company or other legal entity of which the Company, the Surviving Corporation, Parent or such other Person, as the case may be, owns, directly or indirectly, greater than 50% of the stock or other equity interests the holder of which is generally entitled to vote as a general partner or for the election of the board of directors or other governing body of a corporation, partnership, joint venture, limited liability company or other legal entity.

(gg)      “Systems” means servers, systems, websites, circuits, networks and other computer and telecom assets and equipment.

Section 8.5.   Interpretation.   When a reference is made in this Agreement to Sections, subsections, Schedules or Exhibits, such reference shall be to a Section, subsection, Schedule or Exhibit to this Agreement unless otherwise indicated. The words “include,” “includes” and “including” when used herein shall be deemed in each case to be followed by the words “without limitation.” The word “herein” and similar references mean, except where a specific Section or Article reference is expressly indicated, the entire Agreement rather than any specific Section or Article. Except as otherwise specifically provided herein, the word “material,” when used in reference to any party’s representations, warranties or covenants, shall mean material in relation to such party. The table of contents and the headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

Section 8.6.   Severability.   If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of Law, or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that transactions contemplated hereby are fulfilled to the extent possible.

Section 8.7.   Entire Agreement.   This Agreement and the Related Agreements (including all exhibits and schedules hereto and thereto) and other documents and instruments delivered in connection herewith constitute the entire agreement and supersedes all prior agreements and undertakings (other than the Confidentiality Agreement), both written and oral, among the parties, or any of them, with respect to the subject matter hereof and thereof.

Section 8.8.   Assignment.   This Agreement shall not be assigned by operation of law or otherwise, except that Parent and Merger Sub may assign all or any of their rights hereunder to any Affiliate; provided that no such assignment shall relieve the assigning party of its obligations hereunder. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and assigns.

Section 8.9.   Parties in Interest.   This Agreement shall be binding upon and inure solely to the benefit of each party hereto and each of their respective successors and assigns, and nothing in this Agreement, express or implied, is intended to or shall confer upon any other Person, other than the Stockholders’ Agent and the Parent Indemnified Persons, to the extent set forth in Article VII, any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

Section 8.10.   Failure or Indulgence Not Waiver; Remedies Cumulative.   No failure or delay on the part of any party hereto in the exercise of any right hereunder will impair such right or be construed to be a waiver of, or acquiescence in, any breach of any representation, warranty or agreement herein, nor will any single or partial exercise of any such right preclude other or further exercise thereof or of any other right. All rights and remedies existing under this Agreement are cumulative to, and not exclusive to, and not exclusive of, any rights or remedies otherwise available.

Section 8.11.   Governing Law; Enforcement.   This Agreement and the rights and duties of the parties hereunder shall be governed by, and construed in accordance with, the Law of the State of Delaware. The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement or any Related Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement or any Related Agreement and to enforce specifically the terms and provisions of this Agreement or any Related Agreement in the Delaware state or federal court sitting in the state of Delaware, this being in addition to any other remedy to which they are entitled at law or in equity. In addition, each of the parties hereto, (a) consents to submit itself to the personal jurisdiction of the Delaware state or federal court in the event any dispute arises out of this Agreement or any Related Agreement or any transaction contemplated hereby or thereby, (b) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court, (c) agrees that it will not bring any action relating to this Agreement or any Related Agreement or any transaction contemplated hereby or thereby in any court other than the Delaware state or federal court and (d) waives any right to trial by jury with respect to any action related to or arising out of this Agreement or Related Agreement or any transaction contemplated hereby or thereby.

Section 8.12.   Counterparts.   This Agreement may be executed in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

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IN WITNESS WHEREOF, Parent, Merger Sub and the Company have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

INVESTOOLS INC.
By:	/s/ Lee K. Barba
	Name:	Lee K. Barba
	Title:	Chief Executive Officer
ATOMIC ACQUISITION CORP.
By:	/s/ Lee K. Barba
	Name:	Lee K. Barba
	Title:	President
THINKORSWIM GROUP, INC.
By:	/s/ Tom Sosnoff
	Name:	Tom Sosnoff
	Title:	Chief Executive Officer

Acknowledging and accepting the
provisions of Articles VII and VIII
hereof and its appointment as
Stockholders’ Agent hereunder:
/s/ Scott Sheridan
Name: Scott Sheridan, as Stockholders’ Agent
Acknowledging and accepting the
provisions of Section 4.15 hereof
/s/ Tom Sosnoff
Name: Tom Sosnoff
/s/ Scott Sheridan
Name: Scott Sheridan